SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by reference herein is an unofficial translation from Hebrew of the Registrant's audited consolidated financial statements as of December 31, 2010, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: April 4, 2011

Unofficial translation from Hebrew

TEFRON LTD.

Consolidated financial statements
as of December 31, 2010

In U.S. dollars thousands

TEFRON LTD.

Consolidated Financial Statements as of December 31, 2010

In U.S. Dollars Thousands

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Auditors Report to the Shareholders of Tefron Ltd.
Regarding the Audit of Components of Internal Control  over Financial Reporting
Pursuant to Section 9b(c) of the Securities Regulations
(Periodic and Immediate Reports) - 1970

We have audited the components of the internal control over financial reporting of Tefron Ltd. (hereinafter: "the Company") as of December 31, 2010. These control components have been determined as explained in the following paragraph. The Company's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting, and evaluating the effectiveness of the components of the internal control over the financial reporting are attached to the period report for the above date. Our responsibility is to express an opinion on the component of the internal control over the financial reporting of the Company, based on out Audit.

Components of the internal control over the financial reporting were determined in accordance with Audit Standard 104 of the Institute of Certified Public Accountants in Israel "Audit of Components of Internal Control over Financial Reporting" (hereinafter: "Audit Standard 104"). These components are: (1) controls at the organizational level, including control over the process of preparing and closing the financial reporting, and general controls over the information systems; (2) controls over the sales process; (3) controls over the inventory process; (4) controls over the purchasing process (all of these jointly are hereinafter called: "Audited Control Components").

We conducted our Audit in accordance with generally accepted Audit Standard 104. According to this Standard, we are required to plan and perform the Audit in order to identify the components of internal control and to obtain reasonable assurance as to whether these control components are effective from all significant aspects. Our Audit included achieving understanding regarding internal control of the financial reporting, identifying audited Control Components, evaluating the risk existing in significant weaknesses in the Audited Control Components, and examining the evaluation of effectiveness of the planning and operation of those control components based on the considered risk. Regarding those Audited Control Components, our Audit is to distinguish from internal control over all the significant processes in connection with financial reporting; therefore, our opinion relates to the Audited Control Components only. Moreover, our Audit did not relate to the mutual effects between the Audited Control Components and those which were not audited and, therefore, our opinion does not take into account such possible effects. We believe that our Audit provides reasonable basis for our opinion in connection with the above.

.
Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Due to obvious limitations, the internal controls of financial reporting in general, and components of them in particular, are likely not to prevent or disclose a misleading presentation. In addition, reaching conclusions regarding the future on the basis of an evaluation of any present effectiveness, is exposed to the risk that controls will become unsuitable due to the change in circumstances or the level of the existence of policy or procedures were detrimentally changed.

In our opinion, the Company effectively maintains, from all significant aspects, the Audited Control Components, as of December 31, 2010.

We have also audited, in accordance with generally accepted Auditing Standards in Israel, the consolidated financial statements of the Company as of December 31, 2010 and 2009, and for each of the three years for the period ended December 31, 2010, and our report dated March 30, 2011 included an unqualified opinion on those financial statements including an emphasis paragraph regarding the Company's business and its losses and the financial covenants with the banks.

Kost Forer Gabbay & Kasierer Certified Public Accountant

Haifa,
March 30, 2011

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Auditor's Report

To the Shareholders and Board of Directors of Tefron Ltd.

We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company”) as of December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, in conformity with International Financial Reporting Standards ("IFRS") and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our opinion, we draw attention to Note 1d to the financial statements about the Company's business and its losses, and the financial covenants with the banks. Regarding Management’s plans see Note 1d.

We also audited, pursuant to Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Auditing of Internal Control Components over Financial Reporting”, internal control components over financial reporting of the Company as of December 31, 2010, and our report of March 31, 2011 included an unqualified opinion on the effective existence of those components.

Kost Forer Gabbay & Kasierer Certified Public Accountants

Haifa,
March 30, 2011

Tefron Ltd.
Consolidated Balance Sheets

		As of December 31,
		2010	2009
	Note	$ thousands
Current assets
Cash		9,361	1,904
Investment in securities available for sale		731	737
Trade receivables	4	9,339	14,597
Other receivables	5	1,878	2,892
Inventory	6	16,664	19,778
		37,973	39,908

Non current assets held for sale	7	2,088	-

		40,061	39,908

Non-current assets
Deferred taxes, net	16	972	1,409
Property, plant and equipment, net	7	38,936	56,920
Goodwill and intangible assets	8	2,783	960
		42,691	59,289
		82,752	99,197

Current liabilities
Bank credit (including current portion of long-term loans)	10	6,194	25,847
Trade payables	11	11,864	15,042
Other current liabilities	12	8,450	5,666
		26,508	46,555

Non-current liabilities
Long-term bank loans	10,13	19,818	-
Employee benefits, net	15	516	729
Other non-current liabilities		-	1,838
Deferred taxes, net	16	-	3,080
		20,334	5,647

Capital attributable to the Company's shareholders	18
Share capital		19,818	7,518
Additional paid-in capital		107,204	107,522
Accumulated deficit		(83,803)	(60,666)
Treasury shares		(7,408)	(7,408)
Capital reserve for transactions with a controlling shareholder		190	-
Other capital reserves		(91)	29
		35,910	46,995
Total capital		82,752	99,197

The accompanying notes are an integral part of the consolidated financial statements

March 30, 2011
Date of approval of the financial statements	Arnon Tieberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

Tefron Ltd.
Consolidated Statements of Income

		For the year ended December 31,
		2010	2009	2008
	Note	$ thousands (excluding loss per share data)

Sales		86,044	115,538	173,829
Cost of sales, net	20a	86,717	119,339	167,557

Gross profit (loss)		(673)	(3,801)	6,272

Selling and marketing expenses	20b	11,850	13,842	16,959
General and administrative expenses	20c	4,050	3,779	6,406
Other expenses (income)	20d	6,233	(496)	2,135

Operating loss		(22,806)	(20,926)	(19,228)

Loss from early repayment of subordinated note receivable	9	-	(1,285)	-
Financial income	20h	30	1,747	319
Financial expenses	20h	(2,379)	(2,259)	(3,347)
Financial expenses, net		(2,349)	(512)	(3,028)

Loss before taxes on income		(25,155)	(22,723)	(22,256)
Tax benefit	16	2,469	5,330	4,677

Loss		(22,686)	(17,393)	(17,579)

Loss per share attributable to owners of the parent (in $)

Basic and diluted loss per share		(7.7)	(6.6)	(6.7)

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statements of Comprehensive Income

	For the year ended December 31,
	2010	2009	2008
	$ thousands

Loss	(22,686)	(17,393)	(17,579)

Other comprehensive income (loss) (net of tax effect) *):

Realized gain on cash flow hedges, net	(115)	(23)	(445)
Realized loss (gain) on available-for-sale securities	-	-	77
Unrealized gain from cash flow hedges, net	-	115	23
Unrealized loss on available for sale securities	(5)	(86)	-
Actuarial gain (loss) on defined-benefit plans, net	(451)	466	(198)

Other comprehensive income (loss)	(571)	472	(543)

Total comprehensive income (loss)	(23,257)	(16,921)	(18,122)

Total comprehensive income (loss) attributed to owners of the parent	(23,257)	(16,921)	(18,122)

*) See Note 16e

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Changes in Equity

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Capital reserve for transactions with a controlling shareholder	Total equity
	$ thousands

Balance as of January 1, 2010	7,518	107,522	(60,666)	(7,408)	(86)	115	-	46,995
Total comprehensive loss	-	-	(23,137)	-	(5)	(115)	-	(23,257)
Share-based payment to employees	-	490	-	-	-	-	-	490
Issue of rights (less issue costs of $240 thousand)	2,833	927	-	-	-	-	-	3,760
Private placement (less issue costs of $297 thousand)	9,467	(1,735)	-	-	-	-	-	7,732
Capital benefit from a transaction with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as of December 31, 2010	19,818	107,204	(83,803)	(7,408)	(91)	-	190	35,910

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2009	7,518	107,104	(43,739)	(7,408)	-	23	63,498	247	63,745
Total comprehensive income (loss)	-	-	(16,927)	-	(86)	92	(16,921)	-	(16,921)
Share-based payment to employees	-	171	-	-	-	-	171	-	171
Cancelation of stock options in consolidated company	-	247	-	-	-	-	247	(247)	-
Balance as of December 31, 2009	7,518	107,522	(60,666)	(7,408)	(86)	115	46,995	-	46,995

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2008	7,518	106,864	(17,962)	(7,408)	(77)	445	89,380	-	89,380
Total comprehensive income (loss)	-	-	(17,777)	-	77	(422)	(18,122)	-	(18,122)
Share-based payment to employees	-	240	-	-	-	-	240	-	240
Share-based payment in consolidated company	-	-	-	-	-	-	-	247	247
Dividend	-	-	(8,000)	-	-	-	(8,000)	-	(8,000)
Balance as of December 31, 2008	7,518	107,104	(43,739)	(7,408)	-	23	63,498	247	63,745

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
Cash flows from operating activities
Loss	(22,686)	(17,393)	(17,579)

Adjustments to reconcile loss to net cash used in operating activities:
Adjustments to reconcile loss to net cash provided used in operating activities:
Depreciation and amortization	9,503	9,256	8,925

Impairment (reversal of impairment) of property, plant and equipment and intangible assets	6,260	(496)	2,135
Inventories write-off	3,065	2,808	4,523
Extinguishment of contingent consideration (b)	-	(399)	-
Impairment of available-for-sale securities	-	-	553
Share-based payments	280	171	487
Loss (gain) on sale of property, plant and equipment	142	(17)	188
Gain on sale of available-for-sale securities	-	-	(22)
Deferred taxes, net	(2,643)	(5,364)	(5,558)
Change in employee benefits, net	(664)	(850)	420
Loss on early repayment of subordinated note receivable	-	1,285	-
Accrued interest and amortization of available-for-sale securities	-	-	(263)
Accrued interest on deposits	-	-	(75)
Taxes on income	(20)	1,427	(468)
Finance expenses	1,452	723	1,363
	17,375	8,544	12,208

Changes in items of operating assets and liabilities:
Decrease in trade receivables	5,258	8,849	5,587
Decrease in other receivables	924	1,497	488
Decrease (increase) in inventory	1,950	9,730	(3,051)
Decrease in trade payables	(3,178)	(10,125)	(4,553)
Increase (decrease) in other current liabilities	(631)	(428)	77
	4,323	9,523	(1,452)

Cash paid and received during the year for:
Interest paid	(1,482)	(878)	(1,528)
Interest received	30	155	165
Taxes paid	(171)	(1,427)	-
Taxes received	191	-	468
	(1,432)	(2,150)	(895)

Net cash used in operating activities	(2,420)	(1,476)	(7,718)

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
Cash flows from investing activities

Purchase of property, plant and equipment	(111)	(611)	(3,151)
Purchase of intangible assets	(2)	(75)	(224)
Acquisition of business (a)	-	-	(300)
Contingent consideration paid	-	(271)	-
Proceeds from sale of property, plant and equipment	367	18	35
Proceeds from early repayment loss from subordinated note receivable	-	1,715	-
Proceeds from sale of available-for-sale securities	-	-	5,914
Proceeds from maturity of short - term investments	-	-	7,139

Net cash provided by investing activities	254	776	9,413

Cash flows from financial activities

Short-term bank credit from banks, net	(8,052)	4,923	9,323
Repayment of long-term loans	(11,601)	(3,885)	(9,836)
Proceeds from long-term loans	20,000	-	6,000
Proceeds from a private placement, net	5,516	-	-
Proceeds from a rights offering, net	3,760	-	-
Dividend paid to shareholders	-	-	(8,000)

Net cash provided by (used in) financing activities	9,623	1,038	(2,513)

Increase (decrease) in cash and cash equivalents	7,457	338	(818)

Cash and cash equivalent at the beginning of the year	1,904	1,566	2,384

Cash and cash equivalent at the end of the year	9,361	1,904	1,566

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
(A) Purchase of operations (see Note 3b)

Assets and liabilities as of acquisition date:

Order backlog	-	-	264
Customer relationships	-	-	1,029
Goodwill	-	-	344
Deferred tax liability	-	-	(323)
Contingent consideration	-	-	(1,014)

	-	-	300

(B) Significant non cash transactions

Purchase of operations (see Note 3a)

Operation’s assets on the acquisition date:

Inventory	1,896
Customer base	1,551	-	-
Order backlog	408	-	-
NB brand license	78	-	-
Goodwill	49	-	-

	3,982	-	-

Purchase of other assets for contingent consideration	-	-	1,014

Extinguishment of contingent consideration against goodwill	-	344	-

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 1:   General

a.
Tefron Ltd. ("the Company") is a company registered in Israel. The Company is engaged, through subsidiaries in the design, development, production and sale of intimate apparel, swimwear and active wear which are manufactured using two different methods (the "Seamless" method and the "Cut & Sew" method). The Company's principal markets are the United States and Europe.

The Company’s shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. For additional details see also Note 18f.

The Company's headquarters are located at Misgav Industrial Zone.

b.	Definitions In these financial statements:

The Company	Tefron Ltd.

The Group	Tefron Ltd. and its subsidiaries, as detailed in the accompanying list.

Subsidiaries	Companies in which the Company has a controlling interest (as defined in IAS 27) and whose financial statements are consolidated with those of the Company.

Related parties	As defined in IAS 24.

Interested parties and controlling shareholder	As defined in the Securities Regulations (Annual Financial Statements) - 2010

c.
During the first quarter, the Company started a turnaround program to improve its business results (hereinafter: the Turnaround Program). Correct as the date of signing this report, there were operating improvements identified with the production floor, such as: shortening the supply date to customers and a drop in waste in the production process, a decline in the Company's cost basis, such as: the manpower clause, rent and transport. Up to the date of signing this report, significant improvements were achieved in these items, in the framework of the turnaround program.

d.	The Company had losses of $22,686 thousand for the year ended December 31, 2010. Furthermore, during this period, the Company had negative cash flows from operating activities of $2,420 thousand.

Due to the global economic crisis, the decline in demand and the continuing losses, at the end of 2009 the Company required additional sources of financing. During March 2010, the Company raised, through a rights offering to its shareholders and a private placement – as mentioned in Note 18b – a gross amount of $4 million. In addition, on March 2, 2010, the Company signed a final agreement with the banks regarding the reorganization of its credit lines and new undertakings to the banks, and on December 24, an amendment to the final agreement as detailed in Notes 13b and 13c, respectively. According to the amendment of the agreement with the banks, the Company must meet the new financial covenants agreed with the banks. In the Company's opinion, as of the date of signing the financial statements, it is reasonable, although it is not certain, that the financial covenants will be met.

On December 30, 2010, the Company signed a number of agreements, in the framework of which it acquired, inter alia, the operations in the seamless field of Intimes Nouvelle Seamless Inc. (hereinafter: Nouvelle"), and an amount of US$5.8 million was invested in the Company by related parties of Nouvelle and by related parties in the Company – as detailed in Note 18a.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies

a.	Basis of presentation of the financial statements

The Company's financial statements have been prepared on a historical cost basis, except for derivatives, financial assets available for sale measured according to their fair value, and except for liabilities for employee benefit s. The Company chose to present the statement of income by a method which characterizes its operations.

The preparation format of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These Standards comprise:

1.	International Financial Reporting Standards (IFRS).

2.	International Accounting Standards (IAS).

3.	Interpretations to the IFRIC issued by the (IFRIC) and by the (SIC).

In addition, the financial statements have been prepared in accordance with the provisions of the Securities Regulations (Annual Financial Statements) – 2010.

Consistent accounting policies

The accounting policies adopted in the financial statements are consistent with those of all periods presented.

Changes in accounting policies in view of the adoption of new standards:

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements

According to the new Standards:

-
The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the market  participant is capable of operating them as a business.

-
For every business combination, the following can be chosen separately: whether to measure the rights which do not give control, and as a result, the goodwill, on the basis of the full fair value or according to the proportional share purchased of the fair value of the identified assets, net, on the acquisition date.

-
Contingent consideration in business combinations is measured at fair value and changes in the fair value of the contingent consideration, which do not comprise adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative to which IAS 39 relates, it will be measured at fair value through the statement of income.

-
Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income on their accrual and not as part of the cost of the acquisition. (Excluding direct costs of raising capital or debt handled in accordance with IAS 32 or IAS 39, respectively).

-
Subsequent measurement of a deferred tax asset for acquired temporary differences and which did not meet the recognition criteria on the acquisition date will be recorded to the statement of income and not as an adjustment to goodwill.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non-controlling interests, even if the minority has not guarantors or have no contractual obligation to support the subsidiary or to invest further amounts.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

a.
Basis of preparation of the financial statements (Cont.)

Changes in accounting policies in view of the adoption of new standards: (Cont.)

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements (Cont.)

-
A transaction with the non-controlling interests - whether a sale or a purchase - is handled as a capital transaction. Therefore, the acquisition of rights by the Group which does not give control is recognized as an increase or decrease in capital and calculated as the difference between the proceeds paid by the Group and the amount of that part of the rights purchased in the non-controlling interest which is deducted on the acquisition date. Realizing a holding in a subsidiary without losing control is recognized as an increase or decrease in capital (reserve for transactions with holders of non-controlling interests / retained earnings). being the amount of the difference between the proceeds received in the Group and the balance in the financial statements of the non-controlling interests in the subsidiary, which were added to the Company's capital (while the non-controlling interests included part of other comprehensive income, the Company reclassifies the accumulated amounts accrued recognized in other comprehensive income between the Company's owners and the rights which do not give control).

-
On the acquisition date, a reclassification and restatement of assets and liabilities was made in accordance with the contractual terms, the economic terms and the other relevant terms existing on the acquisition, excluding leasing and insurance contracts.

-
In a business combination achieved in stages, the capital rights in the purchased entity held by the purchasers prior to achieving control, are measured at fair value on the acquisition date and included in the proceeds of the acquisition, while recognizing a profit or loss when measurement its fair value, including realizing amounts recorded as other comprehensive income. On the date of losing control in the subsidiary, the balance of holding – if any – is revalued at fair value against the statement of income from realization, and this fair value is the basis of costs for the purpose of later handling.

Cash flows for transactions with non-controlling interests(without changing the status) are classified in the statement of cash flows, only if the framework of cash flows from financing activities (and can no longer be classified in the framework of cash flows from investing activities).

The Standards are applied 'from here on' as from January 1, 2010.

This amendment does not have a significant effect on the financial statements.

IFRS 5 – Non current assets held for sale and discontinued operations

a)
According to amendment to IFRS 5, when the parent company decides to realize part of its holdings in a subsidiary, so that after the realization the parent company will have a holding which does not give control; for example rights that give a significant effect, all the assets and liabilities relating to the subsidiary will be classified as held for sale and the relevant directives of IFRS will apply, including presentation of discontinued operations.

b)
An additional amendment clarifies which are the disclosures required regarding non current assets (or realization groups) classified as held for sale or as discontinued operations. In accordance with the amendment, only the disclosures required pursuant to IFRS 5 are to be given. The disclosure requirements appearing in the other IFRS Standards will apply to these assets only if they relate specifically to those non current assets or to those realization groups.

The amendment is implemented 'from here as from January 1, 2010.

IAS 7 – Statement of cash flows

The amendment to IAS 7 stipulates that only cash flows which result in the recognition of assets can be classified as cash flows from investing activities. The amendment is applied retrospectively as from January 1, 2010. The amendment did not have a significant effect on the financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

a.
Basis of preparation of the financial statements (Cont.)

IAS 36 – Impairment of assets

The amendment to IAS 36 clarifies what an accounting unit is required to which goodwill will be allocated so as to examine any impairment in goodwill. According to the amendment, the highest possible level of allocating goodwill recognized in a business combination is the segment of operations defined in IFRS 8 – Operating segments, before aggregation for reporting purposes.

The amendment is applied 'from here on' as from January 1, 2010.

In the Company's opinion, the amendment does not have a significant effect on the financial statements.

b.	The main considerations, estimates and assumptions used in the preparation of the financial statements:

Estimates and assumptions

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

The following are the key assumptions made in the financial statements concerning uncertainties on the balance sheet date, and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

- Legal claims

When estimating the provision for legal claims filed against the Company and its subsidiaries, the Company has relied on the opinion of its legal advisors. The opinion of the Company’s legal advisors is based on their professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from these estimates.

- Deferred tax assets

Deferred tax assets are recognized for carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 16.

- Pension and other post-employment benefits

The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see Note 15.

-Provision for doubtful accounts

The Company’s management regularly reviews trade receivables and assesses their collectability.  Accordingly, the Company makes a provision for trade receivables whose collection is in doubt.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

b.	The main considerations, estimates and assumptions used in the preparation of the financial statements: (Cont.)

-	Slow-moving inventory

The Company reviews in each period the state and age of inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on technical data and on assumptions with regard to anticipated order backlog - see Note 6.

-	Determining the fair value of a non negotiable financial instruments

The fair value of non negotiable securities available for sale is determined by an external expert while using the most reliable assumptions and estimates at his disposal. These securities are classified to Level 3 in the hierarchy of fair value rating in accordance with IFRS 7.

-	Provision for impairment of fixed assets

The provision for an impairment of fixed assets is recorded if the recoverable amount is less than the asset’s carrying amount. The recoverable amount is the higher of its fair value less selling costs, and value of use based on discounted cash flows. A provision for an impairment of fixed assets is determined for every cash-generating unit separately. The Company has five cash generating units, as detailed in Note 7b below. In order to determine the recoverable amount of its fixed assets, the Company has engaged a qualified independent valuator.

-	Evaluating the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined using the options costing model. The assumptions of the model include the price of the share, its realization price, expected fluctuations, expected lifespan, expected dividends, and the zero rate of interest.

c.	Consolidated financial statements:

The consolidated financial statements include the statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"), Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc. (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK") and El-Masira Textile Co. (hereinafter: (hereinafter: "El-Masira")). Control exists when the Company has the power, directly or indirectly, to direct the financial and operating policies of a controlled company. The effects of potential voting rights that are exercisable on the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and its subsidiaries are prepared for identical dates and periods. The Company's policies in the financial statements and its subsidiaries are implemented uniformly and consistently with those implemented in the Company’s financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

d.	Functional and foreign currency:

1.	Functional and presentation currencies

The presentation currency of the financial statements is the US dollar.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Each entity in the Group determines its functional currency which is used to measure its financial position and operating results. The functional currency of the Company is the US dollar.

2.	Transactions assets and liabilities in foreign currency

Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities are translated on each balance sheet date into the functional currency, at the exchange rate on that date. Exchange rate differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currency are presented at fair value and retranslated to the functional currency, in accordance with the rates of exchange on the date on which the fair value is determined.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the Company's management, is doubtful. Impaired trade receivables are withdrawn when they are assessed as uncollectible.

f.	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined as follows:

Raw materials	-	Based on cost.
Work in progress	-	Based on cost including material, labor and other direct and indirect manufacturing costs.
Finished goods	-	Based on cost including materials, labor and other direct and indirect manufacturing costs.

The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.
Financial instruments

Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through the statement of income, for which transaction costs are recorded to the statement of income.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification to one of the following four groups:

•	Financial assets at fair value through the statement of income.
•	Investments held-to-maturity.
•	Loans and receivables.
•	Financial assets available for sale.

The Company has classified its financial assets as follows:

1.	Financial assets available for sale

The has financial assets Group available for sale that are financial assets (non-derivative) that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in the financing item, are recognized directly to equity as unrealized gains, net. When the investment is disposed of or in case of impairment, the accumulated gain or loss is recognized to the statement of income. Interest revenues on investments in debt instruments are recognized in the statement of income using the effective interest method.

2.
Fair Value

The fair value of investments that are traded in an active market is determined by reference to the market prices on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models. The valuator, in his work, took into consideration interest and credit components that are derived from the risk.

3.	Loans and receivables

The Group has loans and receivables which are not financial assets (which are not derivates) with fixed payments or payments which can be determined and which are not traded in an active market. After initial recognition, the loans are presented at amortized cost. Short-term credits (such as credit to customers and other receivables) are presented according to their terms, generally at their nominal value. Profits and losses are recognized in the statement of income when the loans and receivables are withdrawn or if any impairment is recognized for them, as well as the result of methodical amortization.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.	Financial instruments (Cont.)

Financial liabilities

Financial liabilities measured at amortized cost:

Interest-bearing loans and credit are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans and credit are measured at amortized cost. Gains and losses are recognized to the statement of income when the loan is withdrawn.

Treasury shares

Company shares held by the Company’s subsidiary are presented at cost and deducted from shareholders’ equity. Gains or losses from the purchase, sale, issue or cancellation of treasury shares are carried to shareholders' equity.

Withdrawal of financial assets

A financial asset is withdrawn when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without significant delay to a third party and in fact  has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially with all the risks and rewards of the asset, but has transferred control of the asset.

A factoring transaction and credit vouchers of customers are handled as a withdrawal when the above conditions exist.

When the Company transfers its rights to receive cash flows from an asset and did not transfer or did not really maintain the risks and benefits connected with the asset, and did not even transfer control of the asset, this is recognized as a new asset according to the extent of the Company's continuing involvement in the asset. Involvement continues by way of a guarantee for the asset transferred and is measured at the lower of the written balance in the financial statements of the assets, and the maximum amount of the consideration that the Company is likely to be required to pay in return.

A financial liability is withdrawn when it is settled, i.e. when the obligation is discharged, cancelled or expires. A financial liability is withdrawn when the debtor (the Group):

•	Pays the liability by paying in cash, other financial assets, goods or services; or
•	Is legally released from the liability.

Where an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as a withdrawal of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the statement of income. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.	Financial instruments (Cont.)

Impairment of financial assets:

On each balance sheet date, the Group assesses whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

Financial assets available for sale

For debt instruments classified as available for sale financial assets, objective evidence of impairment may arise as a result of one or more events that have a negative impact on the estimated future cash flows of the asset since the recognition of the asset. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss carried to equity, is measured as the difference between the acquisition cost (less amortizations using the effective interest method and previous impairment losses) and the fair value is removed from equity and recognized as an impairment loss in the statement of income. In subsequent periods, the amount of the impairment loss is reversed if the increase in fair value can be related objectively to an event occurring after the impairment was recognized. Such a reversal amount is credited to the statement of income up to the amount of the loss recognized.

h.
Leases:

The tests for classifying leases as financial or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS 17:

The Group as a lessee:

Operating leases:

The Group has lease agreements in which all the risks and benefits inherent in the ownership of the leased asset are not really transferred, and therefore they are classified as operative leasing. The lease fees are recognized as an expense in the statement of income currently by the straight line method over the lease period.

The Group as Lessor:

Operating leases:

Lease agreements where the Group does not actually transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Lease income is recognized as revenue in the statement of income on a straight-line basis over the lease period.

i.
Business combinations and goodwill

Business combinations are handled through implementing the acquisition method. In this method, assets and liabilities of the acquired company are identified at their fair value on the acquisition date. The cost of acquisition is the aggregate fair value on the acquisition date of the assets given, the liabilities taken on and the capital rights issued by the acquirer. For business combination which occurred from January 1, 2010, the direct costs connected with the acquisition are immediately recorded as an expense in the statement of income, excluding costs of raising funds handled in accordance with IAS 32. For business combinations which occurred up to December 31, 2009, these costs are recognized as part of the acquisition cost.

On the acquisition date, a reclassification and re-designation of assets and liabilities are made according to the contractual terms, the economic terms and other relevant terms existing on the acquisition date, excluding for leasing contracts whose conditions were not changed on the acquisition date and, therefore, their classification as financial leasing or operative leasing are not reexamined.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

i.	Business combinations and goodwill (Cont.)

Goodwill is first measured at cost, which is surplus consideration of the acquisition and the non-controlling interests (if such exist) over the net amount of the assets acquired which can be identified, and the liabilities taken on as measured on the acquisition date. If the goodwill amount received is negative, then this relates to a bargain price acquisition and the acquirer must recognize the profit created as a result in the statement of income on the acquisition date.

After the initial recognition, goodwill is measured at cost less the accumulated loss from the impairment, should there be any. Goodwill is not amortized methodically.

Up to December 31, 2009, the contingent proceeds were recognized if and only if the Company had an existing liability, a cost of the economic benefits was expected, and the amount could be reliably estimated.  Following updates relating to estimating the amount of contingent proceeds was updated against goodwill created in the acquisition until it reaches zero, and the balance was recorded to the statement of income.

j.	Fixed assets

Items of fixed assets are measured at cost plus direct acquisition costs less any accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

	%	% mainly

Buildings	2	2
Machinery and equipment	7	7
Motor vehicles	15	15
Office furniture and equipment	6-25	Furniture – 6, computers - 25
Leasehold improvements	See below	See below

Leasehold improvements are depreciated using the straight line method over the lease period (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see l below.

An asset is withdrawn on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the withdrawal of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is withdrawn. See note 7.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2: Significant accounting policies (Cont.)

k.	Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition. Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The period of amortization and method of amortization of an intangible asset with a useful lifespan is defined and examined at least at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

The useful life of intangible assets is as follows:

Years
Computer software	4
Customer relations (*)	8
Brand license	2.75
Order backlog	Period of delivery orders

Gains or losses arising from the withdrawal of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recorded to the statement of income.

(*)
In accordance with Accounting Standard IAS 38 and IFRS 3R, customer relations are part of intangible assets due to the fact that they arise from contractual legal rights and maintain the principle of identification. Amortization of customer relationships is done in accordance with the abandonment of existing customers over the years.

Software:

The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed in it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

l.	Impairment of non-financial assets

The Company has intangible assets which belong to the following five cash generating units: Cut & Sew – including the design, production and marketing of intimate apparel and sportswear by the Cut & Sew method; Seamless – including the design, production and marketing of intimate apparel, and sportswear by the seamless method; Macro – including production in the Far East by sub-contractors. Swimwear is mainly sold in the U.S. and Europe; building in the U.S. – the Company has cash flows from rent in an office building in the U.S. Thus building creates independent cash flows; knitting machines leased in the U.S. - the Company has cash flows of revenues from leasing knitting machines in operative leasing.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

l.	Impairment of non-financial assets (Cont.)

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (except of inventories and deferred taxes, see clause n) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the selling price, net, and the value of its use. In evaluating the use, the expected cash flows are discounted according to the discounting rate before tax, which reflect the specific risks of every asset. For an asset that does not create independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recorded to the statement of income in accordance with the nature of the item whose value declines.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, will be limited to the lower of the amount of impairment recognized in the past (less depreciation or amortization) and its recoverable amount. A reversal of that impairment loss is recognized in the statement of income in the same section in which the impairment was written. See note 7.

The following unique criteria are applied in assessing impairment of the goodwill:

Goodwill:

In order to test impairment, goodwill acquired in a business combination is allocated, on the acquisition date, to each of the Group’s cash generating units that is expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s), including goodwill. When the recoverable amount of the cash-generating unit (or a group of cash-generating units) is lower than the carrying amount of the cash-generating unit (or a group of cash-generating units), to which the goodwill was allocated, it is recognized as a loss from an impairment first relating to goodwill. Losses recognized for goodwill cannot be reversed.

m.	Government grants

Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities do not include the payment of royalties to the State, and therefore are reduced from the cost of sales. The grants are recognized when there is reasonable assurance that the grant will be received and the Company will meet with all the relevant conditions. The Company’s government grants relating to assets such as fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

n.	Taxes on income

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recorded to the statement of income except to the extent that the tax arises from items which are recognized directly to equity. In such cases, the tax effect is also recorded to the relevant item in shareholders' equity.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

n.	Taxes on income (Cont.)

Deferred taxes:

Deferred income taxes are computed for temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions. Deferred taxes related to items recorded directly to equity are also recorded to the relative item in equity.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when these taxes are recorded to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the period of report, excluding in respect of changes attributable to items recorded directly to shareholders' equity.

Deferred tax assets are reviewed on each balance sheet date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as losses transferred for tax purposes) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the taxes on income item.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in subsidiaries is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same tax authority.

o.	Share-based payment transactions

The Company's employees and directors are entitled to remuneration in the form of share-based payment transactions whereby employees and directors render service as consideration for equity instruments ("equity-settled transactions").

Transactions settled with capital instruments;:

The cost of transactions settled with capital instruments with employees and directors is measured at the fair value of the equity instruments granted on the granting date. The fair value is determined using an accepted pricing model, see Note 19.

The cost of transactions settled with capital instruments is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions exist, and end on the date on which the relevant employees and directors become entitled to the benefit ("the vesting period"). The cumulative expense recognized for transactions settled with capital instruments on each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

o.	Share-based payment transactions (Cont.)

No expense is recognized for benefits that do not ultimately vest. Except for benefits where vesting is conditional upon a market condition, which are treated as benefits which vested irrespective of whether the market condition is met, provided that all other vesting conditions (service and/or performance) are satisfied.

When the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee on the modification date.

p.	Liability for benefits to employees The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, leave pay, paid sick leave, vacation pay and social security contributions and are recognized as expenses as the services are rendered.

2.	Post-employment benefits

The plans are normally financed by deposits in insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the actuarial value of the projected unit entitlement method. The actuarial calculation takes into account future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity dates that are close to the liability period of the severance pay.

The Company makes current deposits in respect of its liabilities to pay severance pay to certain of its employees in pension funds and insurance companies ("the plan’s assets").

The plan’s assets comprise assets held in eligible insurance policies. The plan’s assets are not available to the Group's own creditors and can not be returned directly to the Group.

Actuarial gains and losses are recorded as other comprehensive income (loss) in the period in which they occur.

The liability for employee benefits presented in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan’s assets.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

q.
Revenue recognition

Revenues are recognized in the statements of income when the amount of revenues can be reliably measured, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be reliably measured. Revenues are measured at the fair value of the consideration received excluding any fines or volume rebates.

The following specific recognition criteria must also be met before revenue is recognized:

Revenues from the sale of goods

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains managerial involvement. The delivery date is usually the date on which ownership passes.

r.	Cost of sales

Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

s.	Operating segments

According to IFRS 8, the Company adopted the "management approach" in reporting on the financial performance of the operating segments.

 An operating segment is defined as a component of an entity when:

1.
It is engaged in business activities from which are likely to generate revenues and expenses are likely to accrue (including revenues and expenses relating to transactions with other component of that entity);

2.
Whose operating results are regularly reviewed by the Group's chief operating decision maker of the entity (CODM) – CEO of the Company), in order to make decisions about resources to be allocated to a segment and in order to assess its performance; and

3.	There is separate financial information is available.

The decision on the allocation of resources and the financial reporting that the CODM makes are on the basis of two operating segments of the Company: Seamless and Cut & Sew, as detailed in Note 22 below and not beyond that. Furthermore, the Company did not identity other operating segments.

t.	Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income (loss) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (employee options) are included in the computation of diluted earnings (loss) per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (loss) per share only until the conversion date and from that date in basic earnings (loss) per share.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

u.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal obligation or an implied obligation as a result of a past event and it is probable that economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, the provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

v.	Asset held for sale

A non current asset or a group of assets are classified as held for sale when their return will be done mainly through a sale transaction and not through continuing use. This exists when the asset is immediately available for sale in their present condition, the Company has an obligation to sell, there is a plan to locate a buyer and it is highly probable that it will be completed within a year from the date of the classification (correct as of the balance sheet date, these conditions must exist). These assets are not depreciated from the date of their first classification as such and are presented as separate current assets in the consolidated balance sheet, at the lower of their carrying value and fair value less selling expenses. When the balance in the financial statements is higher than the fair value less selling cost, the loss from the impairment relating to the asset (or the group of assets) is recognized up to the amount of the difference. Concurrently, the liabilities relating to these items are presented separately in the consolidated balance sheet in a similar way. In addition, balances for other comprehensive profit (loss) are presented separately in the statement of changes in capital. For additional information see Note 7c

w.	Disclosure to new IFRS during the period prior to their implementation

IFRS 7 – Financial Instruments: Disclosure

The amendments to IFRS 7 deal with a number of subjects:

1.
Clarification of the disclosure requirements presented in the Standard: in this context, the connection between quantitative and qualitative disclosure is emphasized and the nature and extent of the risks resulting from financial instruments. In addition, in the context of the amendment, disclosure requirements regarding collateral that the Company holds were reduced and the disclosure requirements amended regarding credit. The amendment will be implemented retrospectively from the financial statements for periods starting January 1, 2011. Early implementation is possible.

2.
The new and extended disclosure requirements regarding withdrawals of financial assets and the requirement of disclosure in cases where exceptional transfers are made close before the reporting date. The purpose of the amendment is to assist users of financial statements to estimate the risk exposure to transfer of financial assets and the effect of these risks on the Company's financial provision. The amendment will increase the reporting transparency of transfer transactions, particularly securitization transactions of financial assets. The amendment will be implemented 'from here on' as from the financial statements for periods starting January 1, 2012. Early implementation is possible. The relative disclosures will be included in the Company's financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

IFRS 9 - Financial Instruments:

1.
In November 2009, the first stage of phase 1 of IFRS 9 was published - "Financial Instruments", as part of the project to replace IAS 39, "Financial Instruments: Recognition and Measurement".  IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

The Standard stipulates that upon initial recognition, all the financial assets (including hybrid contracts in which the hosting contract is a financial asset) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions accumulative are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows resulting from them.

-
According to the contractual terms of the financial asset, the Company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

Despite the aforesaid, the Company may, at the time of first recognition, designate a debt instrument which meets the above two conditions to fair value through the statement of income, if so doing cancels or significantly reduces the asymmetry in measurement or recognition (accounting mismatch) which would have occurred had it not done so.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized to the statement of income or to other comprehensive income (loss), in accordance with the choice of the accounting policy in an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be transferred thereafter to the statement of income). If this relates to capital instruments held for trading purposes, it is obligatory to measure them at fair value through the statement of income. This choice is final and irrevocable. Nevertheless, when a company changes its business model for managing financial assets, it must reclassify all affected financial instruments from the change of the business model so as to reflect this change. In all other circumstances, reclassification of financial instrument is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the relief set out in the Standard.

2.
In October 2010, amendments were published to IFRS 9 on the subject of withdrawals and the subject of financial liabilities. According to the amendments, the Company must continue to implement the provisions of IAS 39 regarding a withdrawal and regarding financial liabilities for which the fair value alternative was not chosen (the designation of fair value through the statement of income). I.e.: the provisions of classification and measurement of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at reduced cost.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

w.
Disclosure to new IFRS during the period prior to the implementation (Cont.)

The changes resulting from these amendments affect the measurement of liabilities for which the fair value alternative was chosen. According to these amendments, the amount of change in fair value of the liability, which relates to changes in the credit risk, will be recorded to other comprehensive income. All other changes in the fair value will be recorded to the statement of income. If the recording of a change in fair value of the liability was caused as a result of changes in the credit risk, to other comprehensive income, it will create an accounting mismatch in the statement of income; and then also the same change will be recorded to the statement of income and not to other comprehensive income.

In addition, according to the amendments, liabilities for certain derivatives of capital instruments will no longer be measured at cost, but only at fair value.

Date of the start of the amendment is January 1, 2013. Early adoption is possible, on condition that the Company also adopts the provision of IFRS 9 relating to classification and measurement of financial assets (the assets stage).  First adoption of the amendments will be done retrospectively while restating the comparative figures, subject to certain exemptions in the amendment.

In the Company's opinion, the amendments are not expected to have a significant effect on the financial statements.

IAS 24 – Disclosures in connection with a related party

The amendment to IAS 24 clarifies the definition of a related party so as to simplify the identification of the relationship with a related party and prevent a lack of consistency in implementing this definition. In addition, the companies related to the government are given, in the framework of the amendment, a partial exemption in providing disclosure regarding transactions with the government and other such companies. The amendment will be implemented retrospectively as from the financial statements for annual periods starting January 1, 2011. Early implementation is possible.
The suitable disclosures will be included in the Company's financial statements.

IAS 32 - Financial Instruments: Presentation - Classification of a Rights offering:

The amendment to IAS 32 states that rights, options or option warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency, will be classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment will be implemented retrospectively as from the financial statements for annual periods starting January 1, 2011. Early implementation is possible.

In the Company's opinion, the Standards are not expected to have a significant effect on the financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 3:   Business combinations

(a)	Acquisition of Intimes Nouvelle Seamless operations

On December 30, 2010, a transaction was completed in the framework of which, inter alia, the Company acquired operations in the field of women intimate apparel products of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") which are manufactured using the seamless technology, and this against the private placement to Nouvelle of 600,000 ordinary of the Company at a value of $2,216 thousand. The value of the proceeds was calculated according to the quoted price of the Company's share on the stock exchange on the date of completing the transaction, and less issue costs relating to the above transaction. In addition, the Company realized the right it had to purchase inventory with a value of $1,896 thousand. The proceeds value was calculated according to the value of the Company's share on the stock exchange on the date of completing the transaction and less issue costs relating to the above transaction.

Moreover, a total amount of $5,813 thousand was invested by (i) Litef Holdings Inc.; (ii) Mivtach Shamir Holdings Ltd.; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investment Master Fund L.P. (hereinafter jointly: "the Investors"), and all this against a private placement of 3,368,094 ordinary shares of the Company comprising, immediately after the allotment, 51.5% of the Company's issued capital and voting rights in it (44.4% fully diluted), and an allotment to Ben and Martin Lieberman of 450,000 option warrants which can be exercised up to 450,000 ordinary shares of the Company.  For further details see Note 18a below.

The goodwill created in the acquisition relates to expected benefits, resulting from the synergy of the Company and of the acquired operation.

Issue costs in the amount of $297 thousand, which can be related to capital instruments, are recorded directly to capital and were deducted from the 'additional paid-in capital' item. Other direct acquisition costs were recorded to general and administrative expenses.

The fair value of the identified assets and identified liabilities of Nouvelle and the balance in the financial statements on the acquisition are as follows:

Fair value
$ thousands
Inventory	1,896
Customer relations	1,551
Order backlog	408
License to use the New Balance brand	78
Net assets	3,933
Goodwill created by the acquisition	49
Total	3,982

Regarding the period of amortization of the intangible assets see Note 8a below.

(b)	Acquisition of Excelsior Inc. operations

On September 17, 2008, the Company acquired the entire business operations of Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as a business combination under IFRS 3.

The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and a contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition.

The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 3:    Business combinations

(b)	Acquisition of Excelsior Inc. operations (Cont.)

    The financial statements include the operating results of Excelsior from the date of acquisition.

On November 23, 2009, the subsidiary and Excelsior signed an amendment to the selling agreement according to which, the period for royalty payments will be due immediately upon transfer of a final commission to excelsior in the amount of $200 thousand. On that date, the contingent consideration was extinguished against the zeroing of goodwill balance and the remainder was cancelled against a decrease in selling and marketing expenses.

The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

	Fair value	Balance in the financial statements
	$ thousands
Customer relations	1,029	931
Order backlog	264	176
Deferred taxes liabilities	(323)	(277)

Net assets	970	830
Goodwill created on the acquisition	344
Total	1,314

Acquisition cost:	$ thousands

Cash paid	300
Creditors for the acquisition	1,014
Total	1,314
Cash outflow/inflow on the acquisition

Cash and cash equivalents in the acquired company on the acquisition date	-
Cash paid	300
Net cash flow	300

The goodwill created on the acquisition is allocated to the forecasted benefits derived from the synergy of activities combining of the Company and the purchased company. See above goodwill update against contingent consideration.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 4 :  Trade receivables

	As of December 31,
	2010	2009
	$ thousands

Open receivables (1)	8,554	14,523
Checks for collection	785	74

	9,339	14,597

(1) After deduction of provision for doubtful debts	1,061	990

Trade receivables whose collection is in doubt are accounted for through recording a provision for doubtful debts.

The movement in the provision for doubtful accounts is as follows:

$ thousands

Balance as of January 1, 2009	986
Provision during the year	33
Cancellation of accumulated doubtful debt	(29)

Balance as of December 31, 2009	990

Provision during the year	87
Cancellation of accumulated doubtful debt	(16)

Balance as of December 31, 2010	1,061

On December 31, 2009, the aging analysis of the trade receivables is as follows:

	Customer whose debts has not yet fallen due (not in arrears)	Past due trade receivables of
		Under 30 days	30 – 60 days	60 – 90 days	90 – 120 days	Over 120 days	Total
	$ thousands

December 31, 2010	8,152	1,065	105	-	-	17	9,339

December 31, 2009	14,199	101	259	-	-	38	14,597

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 5:    Other receivables

	As of December 31,
	2010	2009
	$ thousands

Prepaid expenses	265	358
Advances to suppliers	152	995
Institutions	990	1,063
Accrued income	140	123
Derivatives	-	195
Other receivables	331	158

	1,878	2,892

Note 6:     Inventories

	As of December 31,
	2010	2009
	$ thousands

Raw Materials	5,473	7,148
Work in process	5,917	7,650
Finished goods	5,274	4,980

	16,664	19,778

* Inventories write-off recorded in cost of sales aggregated $3,065 thousand (2009 - $2,808 thousand, 2008 – $4,523 thousand).

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:   Fixed assets

a.	Composition and movement: 2010

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands

Cost
Balance as of January 1, 2010	3,855	145,021	422	6,180	11,960	167,438
Additions during the year	-	8	-	15	88	111
Transfer to assets available for sale	-	(10,784)	-	-	-	(10,784)
Disposals during the year (through sale)	-	(1,779)	-	(3)	-	(1,782)
Balance as of December 31, 2010	3,855	132,466	422	6,192	12,048	154,983

Accumulated depreciation
Balance as of January 1, 2010	913	99,929	418	4,700	3,358	109,318
Additions during the year	85	7,941	1	237	1,068	9,332
Transfer to assets available for sale	-	(7,430)	-	-	-	(7,430)
Disposals during the year (through sale)	-	(1,271)	-	(1)	-	(1,272)
Balance as of December 31, 2010	998	99,169	419	4,936	4,426	109,948

Provision for impairment
Balance as of January 1, 2010	510	330	-	360	-	1,200
Impairment charge, net	-	6,129	-	-	204	6,333
Transfer to assets available for sale	-	(1,267)	-	-	-	(1,267)
Reduction during the year	(10)	(98)	-	(59)	-	(167)
Balance as of December 31, 2010	500	5,094	-	301	204	6,099

Depreciated cost as of December 31, 2010	2,357	28,203	3	955	7,418	38,936

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:   Fixed assets (Cont.)

a.	Composition and movement: 2009

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands

Cost
Balance as of January 1, 2009	3,846	144,866	422	8,315	11,775	169,224
Additions during the year	9	174	-	95	333	611
Disposals during the year (through sale)	-	(19)	-	-	-	(19)
Withdrawals – depreciation of assets	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	3,855	145,021	422	6,180	11,960	167,438

Accumulated depreciation
Balance as of January 1, 2009	706	92,036	412	6,544	3,113	102,811
Additions during the year	207	7,911	6	386	393	8,903
Disposals during the year (through sale)	-	(18)	-	-	-	(18)
Withdrawals – depreciation of asset	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	913	99,929	418	4,700	3,358	109,318

Provision for impairment
Balance as of January 1, 2009	445	1,344	-	346	-	2,135
Impairment charge (Reversal of impairment loss), net	82	(738)	-	63	-	(593)
Reduction during the year	(17)	(276)	-	(49)	-	(342)
Balance as of December 31, 2009	510	330	-	360	-	1,200

Depreciated cost as of December 31, 2009	2,432	44,762	4	1,120	8,602	56,920

b.	Impairment of fixed assets The Company has five cash-generating units:

-	Cut & Sew – including design, production and marketing of intimate apparel and sportswear by the Cut & Sew method.

-	Seamless – including design, production and marketing of intimate apparel and sportswear by the Seamless method.

-	Macro – including production in the Far East through sub-contractors. Swimwear is mostly sold to the USA and Europe.

-	A building in the United States – the Company has cash flows from rent of offices in the United States. This building produces independent cash flows.

-	Sewing machines leased in the United States – the Company has cash flows from revenues from leasing sewing machines in an operating lease.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:    Fixed assets (Cont.)

b.	Impairment of fixed assets: (Cont.)

In 2010 and 2009, the Company engaged a qualified independent appraiser in order to determine the fair value of buildings, machinery and equipment, office furniture and equipment and leasehold improvements owned by it for the purpose of an impairment examination. As a result of the aforementioned valuation, in 2010 the Company recorded a loss from an impairment of $6,333 thousand: Due to the Seamless cash generating unit the Company recorded a loss from impairment of $4,104 thousand, for the Cut & Sew cash generating unit the Company recorded a loss from an impairment of $2,039 thousand, and for the leased knitting machine cash generating unit the Company recorded a loss from an impairment of $190 thousand. In 2009 the Company recorded a reversal of an impairment loss amounting to $496 thousand for the Cut &Sew cash generating unit, the company recorded a loss from an impairment of $237 thousand and for the Seamless cash generating unit the Company recorded a cancellation of a loss impairment of $394 thousand, and for the leased knitting machine generating unit, the Company recorded a cancellation of a loss impairment of $339 thousand.

c.	For liens, see Note 17c.

d.
Non-current assets held for sale

In November 2010, the Company formulated a plan for the replacement of old sewing machines of the Santoni type in consideration for new sewing machines. During December 2010, the Company located a potential buyer for these machines; it met with him to discuss the subject and formulated the details of the transaction. Such a replacement serves the Company's needs for new technology so as to meet existing market needs. Accordingly, the Company carried out a classification of these sewing machines from the fixed assets item to the non-current assets held for sale.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 8:    Goodwill and intangible assets

a.	Composition and movement 2010

	Computer software	Customer list, order backlog and brand license	Goodwill	Total
	$ thousands
Cost
Balance as of January 1, 2010	1,679	1,293	-	2,972
Additions – purchased separately	2	2,037	49	2,088
Balance as of December 31, 2010	1,681	3,330	49	5,060

Accumulated amortization
Balance as of January 1, 2010	1,261	654	-	1,915
Amortization recognized during the year	140	222	-	362
Balance as of December 31, 2010	1,401	876	-	2,277

Provision for impairment
Balance as of January 1, 2010	97	-	-	97
Reversal of impairment loss, net	(73)	-	-	(73)
Reduction recognized during the year	(24)	-	-	(24)
Balance as of December 31, 2010	-	-	-	-

Net balance
As of December 31, 2010	280	2,454	49	2,783

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 8:    Goodwill and intangible assets

2009

	Computer software	Customer relations and order backlog	Goodwill	Total
Cost
Balance as of January 1, 2009	3,165	1,293	344	4,802
Additions – purchased separately	75	-	-	75
Withdrawals – amortization of assets	(1,561)	-	-	(1,561)
Withdrawals – cancellation of contingent proceeds	-	-	(344)	(344)
Balance as of December 31, 2009	1,679	1,293	-	2,972

Accumulated amortization
Balance as of January 1, 2009	2,595	186	-	2,781
Amortization recognized during the year	227	468	-	695
Withdrawals – cancellation of contingent proceeds	(1,561)	-	-	(1,561)
Balance as of December 31, 2009	1,261	654	-	1,915

Provision for impairment
Balance as of January 1, 2009	-	-	-	-
Impairment charge, net	97	-	-	97
Balance as of December 31, 2009	97	-	-	97

Net balance
As of December 31, 2009	321	639	-	960

Customer list, order backlog and license to manufacture and market a brand name were acquired in the framework of business combinations. Customer relations are amortized over an 8-year period, order backlog is amortized over the period of supplying the orders and license to manufacture and market a brand is amortized over a period of 2.75 years.

Amortization expense

Amortization expense for intangible assets is classified in the statements of income as follows:

	For the year ended December 31
	2010	2009	2008
	$ thousands

Cost of sales	140	227	251
Selling and marketing expenses	222	468	186

	362	695	437

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 9: -  Subordinated note receivable

In 2006, the Company exercised its option to sell its holdings in AlbaHealth (“Alba"). The sale was made for consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for the issuance of a subordinated note bearing market interest at LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrast (Alba's main creditor) and Tefron USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrast, as set forth in the agreement between Alba and Suntrast. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

On December 31, 2008, Alba signed a new loan agreement with BB&T Bank. Suntrast and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand each. Payments will be made quarterly starting on October 1, 2009 and will bear an interest at LIBOR + 3%.

On September 24, 2009 the Company signed, with Alba, an agreement for an early repayment of the subordinated note. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were in arrears. Due to the aforesaid early repayment, the Company recorded a $1,285 thousand capital loss.

Note 10: - Credit from banks

a.	Composition:

	Weighted Average Interest Rate	As of December 31, 2010			As of December 31, 2009
	December 31, 2010	In NIS	Unlinked	Total	Total
	%	$ in thousands

Short-term credit from banks	LIBOR+1.7	385	5,809	6,194	14,246
Current maturities of long-term loans		-	-	-	4,151
Long-term loans classified as current (b)	LIBOR + 1	-	-	-	7,450

		385	5,809	6,194	25,847

b.
In 2009 the Company classified its current loans and liabilities in accordance with the provisions of Standard IAS 1 due to the Company's not meeting the terms of receiving credits from banks. The aforementioned classification was made in spite of the Company's new agreement with the banks as of March 2, 2010, as detailed in Note 13b below, and despite the waivers granted to the Company as a result of its failure to comply with the financial covenants in 2009.

Correct as of December 31, 2010 the Company is meeting the financial covenants and, therefore, is classifying the loans as long-term.

c.	Regarding collaterals and liens see Note 17c.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 11: - Trade payables

	As of December 31,
	2010	2009
	$ thousands

Open accounts	8,978	14,826
Notes payable	2,886	216

	11,864	15,042

Note 12: - Other current liabilities

	As of December 31,
	2010	2009
	$ thousands

Payroll accruals	4,271	3,812
Accrued expenses	747	533
Institutions	1,823	293
Other current liabilities	1,609	1,028

	8,450	5,666

Note 13: - Long-term loans from banks

a.	Composition: As of December 31, 2010

	Weighted average interest rate	Balance	Balance net of current maturities
	%	$ thousands

Loans from banks	LIBOR + 2.15-2.85	19,818	19,818

b.	Final agreement with the banks

On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of credit financing that the banks provide the Company. The Company had adopted the provisions of IAS 39 (while examining the quantitative and qualitative criteria) and handled the new arrangement as an insignificant change in conditions).

The credit line provided to the Company will be divided into the following loans and credit lines:

1.	Loan A

The principal of Loan A of a total of $15,000,000 will be provided by the banks for a period of one year. The interest on Loan A will be paid quarterly. The principal of Loan A will be paid in three equal installments of $1,250,000 each, as from the end of the 7th, 8th and 9th year, from the date of providing Loan A.

The balance for a total amount of $11,250,000 will be repaid at the end of the 10th year after the date of providing Loan A.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

b.	Final agreement with the banks (Cont.)

 Early repayment of Loan A

The Company will repay, in an early repayment, the unpaid balance of Loan A, fully or partly, in the situations and dates detailed below:

(1)
Raising future capital – in every case in which the Company will raise capital, then the total equal to 50% (fifty percent) of the net consideration of the raising of capital will serve to make an early repayment. In this regard, it should be mentioned, that in the Nouvelle Agreement described in Note 18a below, the banks agreed to deviate from applying this clause. i.e.: in this clause, with the banks’ agreement this will not apply to the Nouvelle Transaction.

(2)
The sale of assets – in every case in which the Company will make a sale of an asset, not in the normal course of business, then the full net consideration of the sale of the asset will be used for early repayment.

(3)
Cash flows surpluses - in every case in which total cash flows surpluses, in accordance with the financial statements, will exceed the determining amount set at $8,000,000, then a total comprising 50% of the total difference between the surplus cash flows and the determining total will be used as early repayment, according to the determining ratio, on account of the last payment of the principal of Loan A.

"Surplus cash flows" – the total EBIDA of the Company according to its financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) total investments that the Company made in the framework of the operations and current maintenance for that calendar year (hereinafter: "the current investments"). The companies will not make current investments, including in the normal course of business, in an annual aggregate amount, to all the companies, exceeding $2,000 thousand.

2.	Loan B

The principal of Loan B of a total amount of $5,000,000 will be provided by the banks for a period of six years. The interest will be paid quarterly and the principal will be paid in three equal installments of $1,250,000 each, as from the end of each of the 3rd, 4th and 5th and 6th years, after the date of the provision of Loan B by the banks.

3.	Short-term credit lines (in addition to Loans A and B)

The banks will provide the Company with short-term credit lines of up to one year for a total amount of $8,950,000 under the following conditions.

4.	Capital infusion

The Company undertook to make a rights offering and/or private placement of shares, in the framework of which an amount of not less than $4,000,000  (less expenses) will be invested in the Company's shareholders' equity, and this by March 31, 2010.

Correct as of March 28, 2010, the Company completed the rights offering to the public and the private placement to Norfet, in the framework of which it raised an amount of $4 million. For further details see Note 18b below.

5.	Providing additional credit lines

Subject to an investment in capital, fully and in due time, the banks will provide the Company, in the framework of additional short-term credit lines, a total amount of $1,800,000.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

b.	Final agreement with the banks (Cont.)

6.	Additional undertakings

In addition to the collateral and undertakings in the agreement, the Company undertook, inter alia, as long as Loan A and Loan B are not fully repaid to the banks, not to undertake to pay dividends to shareholders without the banks’ prior written consent.

Capital benefit

The Company allotted to the banks, gratis, a total quantity of 100,000 option warrants which can be exercised to 100,000 shares of NIS 10 par value each of the Company, against payment of an exercise price of $4.5 per share. The banks have the possibility to exercise the options with a 'non cash' mechanism. The option warrants can be exercised, fully or partly, over a period of 48 months from the date of signing the agreement. A benefit in the amount of $210 thousand was presented in the financial statements. The allotment of these option warrants was completed on August 17, 2010.

Financial covenants

The banks gave their agreement not to activate their rights vis-à-vis the Company as a result of the Company being expected not to meet the financial covenants it undertook to meet in 2009, according to Tefron's financial statements as of December 31, 2009 only.

In addition, the Company undertook to meet at all times in 2010 the financial covenants and undertakings which were later cancelled in an amendment to the final agreement and in their place new covenants were set, all as mentioned in Note 13c below.

Prior to signing the final agreement, on December 2, 2009, the Company's chairman and Board of Directors and the Company's Chief Financial Officer received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks decided to stop the use of the Company's credit lines.

To the best of the Company's knowledge, the banks' decision regarding stopping the use of the Company's credit lines is as a result of the banks' evaluation that the Company will continue to present losses in the coming periods. The banks' decision was taken suddenly despite the fact that for the purpose of the Company's financial statements as of December 31, 2008 and March 31, 2009 and June 30, 2009, the banks again issued to the Company a waiver of their rights for immediate payment of the credit lines provided to the Company, and despite the Company's losses and not meeting one of the financial covenants (regarding the EBITDA) which were stipulated in the financing agreements between the Company and the banks.

According to the provisions of IAS 39, the Company examined whether the terms of the new debt arrangements are significantly different from the original financial undertakings. The change in these terms was not significant and, therefore, the Company did not make a change in the value of its financial liabilities on the books on the date of the change.

On February 26, 2010, the Company published a rights offering prospectus to the SEC (American Securities Exchange Commission) and a rights offering prospectus to the Securities Authority and the Tel Aviv Stock exchange. In the context of the rights offering and the private placement to Norfet, the Company raised another $4 (four) million. For further details see Note 18b below.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-tem loans from banks (Cont.)

c.	Amendment to the agreement with the banks

On December 24, 2010, the Company signed an amendment to the agreement with the banks (hereinafter: "the Amendment") which includes providing additional credit of $5 million in favor of the Company. This credit includes a loan of $3.8 million for a period of three years which will be repaid in 36 equal monthly installments from the date of signature on the amendment and an additional loan of $1.2 million which will be repaid in one payment on June 30, 2011. Correct as of December 31, 2010, the loans have not yet been provided to the Company.

The following are the main amendments to the agreement:

1.	Loan 1

The loans will provide to the Company with a new loan in accordance with the terms detailed below (hereinafter: "Loan 1"):

a)
The loan of $3.8 million is for a period of 36 months provided that it will be used within 30 days from the date of signing the amendment.  Alternatively, should the Company request to provide in its favor Loan 1 after 30 days from signing the amendment, then the grace period will be shortened accordingly – "such a 12-month "grace period" in the course of which there is no repayment of the principal of the loan - and in every case Loan 1 will be fully repaid after 48 months from signing the amendment;

b)
The principal of Loan 1 will bear an annual interest at a rate to be agreed by the Company and any of the banks in agreements and/or separate loans, documents, which will be signed for this purpose by the Company with any of the banks;

c)	Interest on Loan 1 will be paid by the Company in consecutive monthly installments as from the date of provision of Loan 1;

d)
The principal of Loan 1 will be paid in equal consecutive monthly installments as from the end of 12 months from the date of signing the amendment (hereinafter and below: "the Grace Period"), and this until the final and full repayment of Loan 1.

2.	Loan 2

An additional loan of $1.2 million will bear an annual interest at an agreed rate between the Company and any of the banks. The interest will be paid by the Company in consecutive monthly payments as from the date of providing the loan.

3.	Infusion of capital

a)
A precondition for providing the loans, as detailed in clauses 1 and 2 above, is that shareholders' equity of not less than $5 million and not more than $5.9 million (hereinafter: "the infusion of capital") will be invested in the Company. In addition, letters of undertaking of the controlling shareholder in the Company, to the satisfaction of the banks will be submitted and will include, inter alia, an undertaking not to make any change in ownership and/or control in the Company without receiving the banks' permission and an undertaking of not competing with the Company's business. The infusion of such capital was made, and the letters of undertaking were sent to the banks as required.

b)
Notwithstanding the aforesaid in the agreements with the banks of March 2, 2010, infusion of capital mentioned in clause 4 of Note 13b above was not used to repay the credit that the banks provided the Company in the past.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Loans from banks (Cont.)

4.
Financial covenants

The financial covenants determined in the original agreement were cancelled, and in their place the following financial covenants were applied (which will be calculated in accordance with the interim and annual financial statements {consolidated} of the Company, audited or reviewed):

1.
The rate of tangible shareholders' equity to the total balance sheet will not be less than 30%; but in any case, the tangible shareholders' equity defined in the agreement will not be less – at any time – then the amounts stated below:

a)	In 2010 – $28,000,000
b)	In 2011 –$29,500,000
c)	In 2012 – $32,000,000
d)	As from 2013 and thereafter – $35,000,000.

2.	The trade receivables (less balances of trade receivables which have been factored) by the Company will not be less at any time from the following amount:

a)	In 2010 – $9,000,000
b)	In 2011 – $12,500,000
c)	As from 2012 and thereafter – $14,000,000

A deviation of up to 5% of amounts stated in clauses b and c will not be a violation of the Company's undertakings regarding the trade receivables balances, as mentioned above.

3.
Up to December 31, 2011, the Company will be entitled to carry out factoring transactions (factoring transactions and/or sale of customers' notes in favor of third parties to provide financing), subject that the consideration from the transaction will be at least a rate of 80% of the amount of the note or the invoice, which will serve to finance working capital needs; and that the total amount for which factoring transactions will be carried out will not exceed at any time $5 million.

4.
The total amount of the balances of the Company's cash, inventory and trade receivables will not be less at any time than $33,000,000, excluding relating to the financial statements of the third quarter of every calendar year, where the total amount of the balance of the Company's cash, inventory and receivables will not be less than $29,000,000.

5.	The ratio between the Company's total debts and liabilities to the banks and other financial organizations and the Company's annual EBITDA according to the annual consolidated statements:

a)	In 2011 – will not exceed 9.5.
b)	In 2012 – will not exceed 8.5.
c)	In 2013 – will not exceed 7.5.
d)	In 2014 – will not exceed 6.5.
e)	As from 2015 and thereafter – will not exceed 5.5.

The breach of each of the undertakings to maintain the financial ratios detailed in clauses 4.1 up to 4.5 above (hereinafter: "the financial ratios"), will be considered a breach of the financial ratios.

The banks may inform of a change in the financial covenants in the event of a change in accounting standards, and this without requiring the Company's consent.

6.	The provisions of the agreement will apply regarding the sale of any other asset which is not equipment.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

4	Financial covenants (Cont).

7.
To allot to the banks after carrying out an infusion of capital (in accordance with the determining ratio), gratis, a total quantity of 200,000 non negotiable option warrants, which can be exercised to 200,000 shares of NIS 10 par value each of the Company, against payment of an exercise price of $3 per share. The option warrants can be exercised for a period of 72 months from the date of signing the amendment. Excluding the aforesaid, the other terms of the option warrants have not yet been determined. The allotment of the option warrants is subject to receiving all the approvals required by law (including the approval of the Stock Exchange to listing of the shares resulting from exercising the option warrants, up to and not later than April 30, 2011.

8.
Not to carry out any change in ownership and/or in the Company's control (by Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Mivtach Shamir Holdings Ltd. and Lieberman and Martin Lieberman) without receiving the banks' prior written consent, and this relating to the structure in ownership and control which will be created immediately after completing the transaction. Notwithstanding the aforesaid, an accumulated change of up to 5% from the holding rate of the above bodies will not constitute a breach of the Company's undertaking, provided that the holdings rate of all of the above bodies will not be less at any time from 45% of the Company's issued and paid up share capital.

9.
Not to hold subsidiaries or additional related companies, unless these companies sign a letter of undertaking with the banks.

Correct as of December 31, 2010 the Company met all the financial covenants as stated in the amendment to the agreement with the banks.

Note 14: - Financial instruments

(a)	Classification of financial assets and financial liabilities The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2010	2009
Financial assets:

Financial assets at fair value through the statement of income:
Derivatives	-	195

Financial assets available-for-sale	731	737

Financial liabilities:

Financial liabilities measured at amortized cost	26,012	25,847

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

b.	Financial risks factors

The Group's activities expose it to various financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance. The Group utilizes derivatives in order to hedge certain exposures to risks.

The Board discussed the principles of overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments.

1.	Market risks:

Foreign currency risk:

The Group operates in a large number of countries and is exposed to foreign currency risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional and the reporting currency (US Dollars). The finance department is responsible for managing the net position of each foreign currency by the use of forward exchange contracts, according to the Company's hedging policy.

Management's policy is to hedge forecasted payroll expenses denominated in NIS, payments to suppliers in NIS and sales in Euro. The hedging level is examined from time to time, according to market condition.

2.	Credit risk:

The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history.

Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating concentrations of risks consist of the nature of the debtors' activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

Terms of sale to customers

The Company makes provisions for doubtful debts based on factors which affect the credit risk of certain customers, past experience and other information.

The Company holds cash and other financial instruments with various financial institutions in Israel and in additional countries in which the Company operates. The Company’s policy is to spread its investments between various institutions.

Correct as of December 31, 2010 cash aggregated an amount of $9,361 thousand.

The Group's revenues are mainly from customer in the USA and Europe. On a current basis, the Group follows customers' receivable and the financial statements include provisions for doubtful debt which properly reflect, in the Group's opinion, the loss inherent in the debts whose collection is in doubt.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

b.	Financial risks factors

3.      Interest risk:

The Group is exposed to the risk of change in market interest rates on short-term and long-term loans from banks which bear adjustable interest rates (the long-term loans are linked to the LIBOR and PRIME base interest rate.

   4.       Liquidity risk:

Liquidity risk is the risk that the Company will not be able to pay its financial liabilities on due dates. The responsibility for managing liquidity risk is handled by the Company's management, and it manages a plan of managing financial risks and liquidity for the short, medium and long ranges according to the Company's needs. The Company manages liquidity risk by preparing updated financial forecasts.

The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

As of December 31, 2010

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ thousands

Loans from banks	6,194	-	19,818	26,012
Trade payables	11,864	-	-	11,864
Other payables	8,309	-	-	8,309
	26,367	-	19,818	46,185

As of December 31, 2009

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ thousands

Loans from banks	18,397	4,151	3,299	25,847
Trade payables	15,042	-	-	15,042
Other payable	5,374	-	-	5,374
Other liabilities	292	1,838	-	2,130
	39,105	5,989	3,299	48,393

b.	Fair Value

The carrying amount of cash, trade receivables, other current assets, subordinated note receivable, short - term loans from banks and long-term loans, trade payables and other current liabilities approximate their fair value.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

d.	Classification of Financial Instruments by Fair Value Hierarchy:

The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Data other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Data that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial liabilities measured at fair value:

December 31, 2010:

	Level 1	Level 2	Level 3
	$ thousands
Financial assets Available for sale:
Investment in securities available for sale	-	-	731

December 31, 2009

	Level 1	Level 2	Level 3
	$ thousands

Defined foreign currency forward contract	-	195	-

Financial assets available for sale:
Investment in securities available for sale	-	-	737

During 2009 and 2010, there were no transfers from measuring the fair value of any financial instruments between Level 1 and Level 2 fair value measurements, and there were no transfers into and out of Level 3 from the measurement of the fair value of any financial instrument.

Changes in financial assets classified to Level 3:

Financial assets available-for-sale

Balance as of January 1, 2010	737

Total recognized loss:
In other comprehensive income (loss)	(6)

Balance as of December 31, 2010	731

Total gain (loss) for the year recognized in the statement of income relating to assets held at the end of the year of report	-

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

e.	Derivatives and cash flow hedging

The Group in Israel is exposed mainly to foreign currency risks.

As of December 31, 2009 the Group held forward contracts in foreign currency intended to hedge payroll payments for the Company's employees in Israel and purchase of expected future raw materials from the local suppliers, and also hedge of the expected sales in Euros and pounds sterling to the Company's customers in Europe, which the Group has high expectations of such transactions. The forward contracts in foreign currency hedge the currency risk of the expected transactions with a high probability.

The cash flow hedging of expected future purchases in January to March 2010 was assessed to be highly effective, and as of December 31, 2009, net unrealized gain amounting to $95 thousand, plus deferred tax liability amounting to $24 thousand, was included in equity.

The cash flow hedge of expected future sales, in January to April 2010 was assessed to be highly effective and as of December 31, 2009, net unrealized gain amounting to $20 thousand plus deferred tax liability amounting to $7 thousand, were included in equity for these contracts.

In 2010 the Company closed all its open positions for forward transactions, in accordance with the agreement with the banks. However, the Company may use the existing credit line to carry out forward transactions.

The following are details of the Group's financial derivatives:

	Exercise / Expiry date	Par value ($thousands)	Fair value $ thousands
December 31, 2010
Forward transactions purchased, net		-	-
December 31, 2009
Forward transactions purchased, net	Jan. – May 2010	6,692	6,887

According to the agreement with the banks, described above, the Company closed all its open positions of forward transactions. But the Company may use the existing credit lines in order to carry out forward transactions.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

f.	Sensitivity analyses relating to changes in market factors

Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to changes in interest rates
	Gain (loss) from change
	10% increase in interest	10% decrease in interest
	$ thousands

2010	(475)	475

2009	(430)	430

Changes in dollar - NIS exchange rates on December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to fluctuations in NIS exchange rate
	Gain (loss) from change
	10% increase in exchange rate	10% decrease in exchange rate
	$ thousands

2010	1,309	(1,309)

2009	1,420	(1,420)

Changes in exchange rates of the dollar against the shekel as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Gain (loss) from change
	10% increase in market factor	10% decrease in market factor
Foreign Currency	$ thousands
US Dollar

2010 - In respect of forward transactions and options	-	-
2009 - In respect of forward transactions and options	(300)	300

Euro
2010 - In respect of forward transactions	-	-
2009 - In respect of forward transactions	(290)	290

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

f.	Sensitivity analyses relating to changes in market factors (Cont.)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

The sensitivity test for long-term loans with variable interest was only performed on the variable component of interest.

Note 15: Assets and liabilities for employee benefits

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-Employment benefits

According to the Labor Laws and Severance Pay Law in Israel, the Company is required to pay severance pay to an employee upon dismissal or retirement or to make current contributions to defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans, as detailed below.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Assets and liabilities for employee benefits (Cont.)

b.	Defined contribution plans

Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the severance pay payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	For the year ended December 31
	2010	2009	2008
	$ thousands

Expenses in respect of defined contribution plans	929	1,072	1,170

c.	Defined benefit plans

The Group accounts for that part of the payment of compensation that is not covered by contributions to defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

1.	Expenses charged to the statements of income:

	For the year ended December 31
	2010	2009	2008
	$ thousands

Current servicing cost	144	147	382
Interest cost on benefit liabilities	55	95	143
Expected return on plan assets	(22)	(35)	(55)
Other	149	40	(121)
Total expenses in respect of employee benefits	326	247	349

Actual return on plan assets	8	37	10

Expenses presented in the statements of income are as follows:

Cost of sales	277	199	100
Selling and marketing expenses	27	44	115
General and administrative expenses	22	4	134
	326	247	349

2.	Plan assets (liabilities), net

	As of December 31,
	2010	2010
	$ thousands

Defined benefit obligation	(1,261)	(1,468)
Fair value of plan’s assets	745	739
Total liabilities, net	(516)	(729)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Assets and liabilities for employee benefits (Cont.)

c.	Defined benefit plans (Cont.)

3.	Changes in present value of defined benefit obligation

	As of December 31
	2010	2009
	$ thousands

Balance as of January 1	1,468	3,098

Interest expenses	55	95
Current servicing cost	144	147
Benefits paid	(932)	(770)
Net actuarial loss (gain)	485	(588)
Exchange rate differences	41	(514)

Balance as of December 31	1,261	1,468

4.	Plan assets

a)	Plan’s assets

The plan’s assets include assets held by a long-term employee benefit fund and by insurance policies.

b)	Movement in fair value of plan assets

	As of December 31
	2010	2009
	$ thousands

Balance as of January 1	739	929

Expected return	22	35
Employer’s provisions for the plan	66	72
Benefits paid	(113)	(216)
Net actuarial (loss) gain	(14)	(20)
Exchange rate differences	45	(61)

Balance as of December 31	745	739

5.	Principal assumptions used in determining the defined benefit plan

	2010	2009	2008
	%

Discount rate	5.08	5.4	3.9-4.6
Expected rate of return on plan’s assets	2.6-7.3	3.6-5.4	5-6.7
Expected salary increase rate	0	0	0

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Employee benefits (Cont.):

c.	Defined benefit plans (Cont.):

6.	The amounts for the current and previous years:

	Year ended December 31,
	2010	2009	2008
	$ thousands
Present value of defined benefit obligation	1,261	1,468	3,098

Fair value of plan assets	745	739	929

Surplus in the plan	516	729	2,169

Note 16: Taxes on income

a.	Tax laws applicable to Group companies

The Company is subject to provisions of Income Tax Regulations (Rules for Bookkeeping by Foreign Investment Companies and Certain Partnerships and Determination of Taxable Income), 1986. In accordance with the aforementioned regulations, the Company files its income tax returns in US dollars.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

The Company's enterprises received the status of "approved enterprises" under the Law for the Encouragement of Capital Investment, 1959. According to the Law, income from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption for the first two years of the benefit period.

Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25% tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

Tefron - Tefron has 9 approved investments under the grants track. The benefit period of 8 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. The benefit period of one approved investment of the Company has yet to be ended. It should be mentioned that due to the Company's losses in 2008-2010, the Company estimates that it will not use the benefit in the above plan also in 2011.

The ratio between income produced from investments for approved plan which have been completed and approved plans not yet completed was calculated according to the increase in the Company's sales, over and above the sales before the start of the investments.

Hi-Tex - Hi-Tex has 3 approved plans under the grants track. The benefit period of two of the plans has ended, and as such the income resulting from these investments is liable to the usual tax rates of companies in Israel. The ratio between the income produced from these investments is calculated according to the increase in the Company's sales over and above the sales prior to the start of these investments. The benefit period of the additional approved plans has not yet ended. In addition, Hi-Tex has a fourth plan in the framework of Amendment 60 of the Law (hereinafter: "the Amendment"), under the Alternative Track Law. Under the alternative track, the benefit period starting date was set as from the year in which taxable revenue is first generated by the approved enterprise, provided that 12 years have not elapsed since the start of the elective year. The Company is entitled to a tax exemption during the benefit period (10 years)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)(Contd.)

The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for plant expansion is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to 140	12%
140 - 500	7%
Over 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. Amendment 60 to the Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The Hi-Tex enterprise has chosen 2007 as its elective year. Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year ("the application for a pre-ruling").

In January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, and in a tax-exempt transaction, pursuant to Section 104 of the Israeli Income Tax Ordinance as detailed in Note 18 d. below.

In view of this, Tefron applied to the Investment Center to endorse its letter of approval to Hi-Tex. In addition, Hi-Tex updated the application for a pre-ruling accordingly.

Macro – Macro has chosen 2005 as the elective year under the alternative track, pursuant to the Directives of Section 51d of the Law for the Encouragement of Capital Investments – 1959. The Company informed the Assessing Officer of its choice in its letter of December 27, 2006.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

a.	Tax laws applicable to Group companies (Cont.)

Amendment to the Law for the Encouragement of Capital Investments – 1959

In December 2010, the Knesset passed the Law for the Economic Policy for the Years 2011 and 2012 (Legislative Amendment) – 2011, which sets forth, inter alia, amendments to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: "the Law"). The implementation of the amendment is from January 1, 2011. The amendment changed the benefit tracks in the law and applies a uniform tax rate on all of the Company's preferred income. As from the 2011 tax year, the Company is entitled to choose, (without the possibility to change its choice), whether to have the amendment apply to it, and as from that tax year for which the choice is made, the amended tax rate will apply. According to the amendment to the law, the tax rates are as follows: In 2011 and 2012 15% (Development area A – 10%), in 2013 and 2014 12.5% (Development area A – 7%), and in 2015 and thereafter 12% (Development area A" 6%).

Correct as of the date of publishing the financial statements, the Company did not make a decision on the transition to applying the amendment, and in light of this did not change its deferred taxes balances as of December 31, 2010.

This evaluation of the Company may change in the future.

The Law for the Encouragement of Industry (Taxes), 1969

The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes), 1969, and by virtue of this law they are entitled to claim increased rates of depreciation, consolidated refund of taxes and an allowable reduction for tax purposes over a period of three years of the costs of listing shares for trading.

b.	Tax rates applicable to the income of the companies of the Group:

The rate of corporate tax in Israel is as follows:  in 2008 - 27%, in 2009 - 26%, in 2010 - 25%.  Tax at reduced rate of 25% applying to capital gains accrued from January 1, 2003, and this instead of the regular tax rate.  In July 2009, the "Knesset" passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which sets forth, inter alia,, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: in 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

The effect of the abovementioned change on the balances of deferred taxes has been a decrease in loss of approximately $888 thousand which was recorded to taxes on income in 2009.

The tax rate on a subsidiary in the United States is 34%.

El-Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the Group is engaged, is 0%.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

c.	Final tax assessments

The Company and its subsidiaries operating in Israel have final tax assessments up to and including the 2005 tax year. The main subsidiaries operating outside Israel have final tax assessments until 2008.

The Company is subject to provisions of Income Tax Law (Rules for Bookkeeping by Companies with Foreign Investments and Certain Partnerships and Determining their Taxable Income), 1986. In accordance with the aforementioned regulations, the Company reports on taxes on income in accordance with provisions concerning bookkeeping, in US dollars.

d.	Carry- forward losses for tax purposes and other temporary differences

Tefron, Hi-Tex and Macro have carry-forward losses for tax purposes as of December 31, 2010 amounting to $49,823 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful debts, the Company recorded in its financial statements deferred tax assets amounting to $6,959 thousand (because of their expected utilization as a result of a reserve for deferred taxes of $5,951 thousand, mainly fixed assets, and due to the expectation of realizing them in a subsidiary against taxable income). The Company has carry-forward losses for tax purposes amounting to $28,860 thousand which, no deferred tax asset has been created for them in the absence of any expected utilization of them in the foreseeable future.

e.	Deferred taxes

Composition:

	Balance sheets		Statements of income
	December 31		For the year ended December 31
	2010	2009	2010	2009	2008
	$ thousands		$ thousands
Deferred tax liabilities

Property, plant and equipment	(7,069)	(10,649)	3,580	2,520	(274)
Revaluation of financial derivatives	-	(38)	-	-	-
Actuarial profit for defined benefit plan	-	(42)	-	-	-
Surplus cost for acquisition of operations	(117)	(158)	41	119	48
	(7,186)	(10,887)
Deferred tax assets

Losses transferred for tax purposes	7,633	8,528	(976)	3,138	5,021
Provision for doubtful accounts	201	230	(29)	(11)	216
Employee benefits	284	431	(147)	(436)	242
Financial assets available for sale	-	27	-	-	-
Actuarial loss for a defined benefit plan	40	-	-	-	-
	8,158	9,216
Deferred tax income (expenses)			2,469	5,330	5,253
Deferred tax assets (liabilities), net	972	(1,671)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

e.	Deferred taxes

Composition:

Deferred taxes are presented in the balance sheet as follows:

	December 31
	2010	2009
	$ thousands

Non-current assets	972	1,409
Non-current liabilities	-	(3,080)
	972	(1,671)

The deferred taxes are computed at the average tax rate of 21.7% (2009-23.5%) based on the tax rates that are expected to apply upon realization.

Taxes on income related to items carried to equity:

	December 31
	2010	2009	2008
	$ in thousands

Loss from investment in securities available for sale	-	(27)	-
Actuarial gain (loss from a defined benefit plan	40	108	(66)
Gain from cash flow hedging transactions	-	38	8
	40	119	(58)

f.	Tax benefits (expenses) included in statements of income
	December 31
	2010	2009	2008
	$ in thousands

Deferred taxes, see also (e) above	2,469	5,330	5,253
Taxes in respect of previous years	-	-	(576)
	2,469	5,330	4,677

The Company does not intend to distribute dividends which would create a tax liability on its income from an "approved enterprise".

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

g.	Theoretical tax

Reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income are as follows:

	Year ended December 31
	2010	2009	2008
	$ thousands

Loss before taxes on income	(25,155)	(22,723)	(22,256)

Statutory tax rate	25%	26%	27%

Tax benefit computed at the statutory tax rate	(6,289)	(5,908)	(6,009)

Increase (decrease) in taxes on income resulting from the following factors:
Non-deductible expenses for tax purposes	55	155	379
Losses for which no deferred taxes were recorded	3,788	192	146
Update of deferred tax balances due to changes in tax rates	-	500	-
Taxes in respect of previous years	-	-	576
Other	(23)	(269)	231
Taxes benefit	(2,469)	(5,330)	(4,677)

Average effective tax rate	9.8%	23.5%	21.0%

Note 17: Contingent liabilities, contracts and liens

a.	Contingent liabilities

1.
According to the law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries received grants according to their investments in enterprises. The receiving of the grants is conditioned on applying all of the conditions in the application for a pre-ruling and also that at least 30% of the investments will be financed by the outstanding share capital. Lack of applying the conditions in the application for a pre-ruling will result in the return of the grants with an addition of interest and linkage differences from the date of the grant. In the Company's and its subsidiaries' opinion, they apply the conditions regarding receiving the grant.

In order to fulfill the conditions related to receiving the investment grants, the Company and its subsidiaries recorded floating liens on their entire assets, in favor of the State of Israel.

2.	Legal proceedings

a.
On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court against the Company, a serving Board member of the Company and two former Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on charges of spying, while in Egypt on Company business. The plaintiff claims a direct link exists between his arrest in Egypt and his employment by the Company in Egypt. The claim filed with the District Court and with the Labor Court amounts to $2,000 thousand.

Group management estimates, based on the opinion of legal counsel, that the claim is without merit, hence no provision was made for this claim.

As of the report date, the claim is in the evidence stage and the next court session was set for April 2011.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 17: Contingent liabilities, contracts and liens (Cont.)

2.	Legal proceedings (Cont.)

b.
Two legal claims were lodged against the Company by two former employees. The total amount of the claims amounted to $318 thousand. The claims were lodged due to claims regarding the termination of the working relations. At this stage, the claims are in their preliminary stages.

Group management estimates, based on the opinion of legal counsel, that the provisions included in its financial statements are sufficient to cover potential damage caused to it, if any, from those claims. These provisions were presented in the statements of income under "general and administrative expenses".

c.
A claim has been filed against the Company by a former supplier for 280 thousand euros for materials whose production the Company ordered did not pay the consideration and cancelled one order after the production was completed. In January 2011, the Company signed a compromise agreement with the former supplier. According to the agreement, the Company will pay the former supplier 150 thousand Euros. The Company expressed this compromise in its financial statements in the general and administrative expenses item in the statement of income.

d.
A claim was filed against the Company by a former supplier for $185 thousand due to the Company's debts, the former supplier claims, for work carried out by the former supplier. At this stage, the parties are waiting for a court hearing due to the early stage of the claim and based on the opinion of the legal counsel, it is not possible to estimate the chances of the claim. The provisions included in the financial statements are sufficient to cover any possible damage caused to it, if any, from this claim. These provisions are recorded in the general and administrative expenses in the statement of income.

b.	Commitments

Commitment to make rent payments

The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2019.
The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

	2010	2009
	$ thousands

Year 1	2,038	2,172
Year 2	1,923	1,970
Year 3	1,816	1,875
Year 4	1,816	1,875
Years 5 and thereafter	8,490	9,758
	16,083	17,650

c.	Liens

1.
All liabilities to banks are secured by a floating lien on the Company's and the subsidiaries' existing and future assets, which permits the Company to dispose of assets in the normal course of business.

2.
To secure compliance with conditions of the "approved enterprise" status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its subsidiaries have pledged floating liens for an unlimited amount on all their assets in favor of the State of Israel.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18:  Capital

a.	Nouvelle Transaction

On December 30, 2010, the transaction was completed in the framework of which, inter alia, the Company acquired the operations in the field of women’s intimate wear products of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") a manufacturer using the seamless technology, and this against the private placement to Nouvelle of 600,000 ordinary shares of the Company which comprise 9.6% of the Company's issued and paid-up share capital and voting rights in it (8.2% fully diluted). In addition, a total amount of $5,813,000 was invested by: invested by (i) Litef Holdings Inc. (hereinafter: "the Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter: "Mivtach Shamir"); (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. (hereinafter jointly: "the Investors" and the "Transaction". respectively).

The following are the condensed details of the main agreements, in the framework of this transaction:

a)
An agreement between the Company and Nouvelle according to which the Company will acquire from Nouvelle its operations in the field of women’s intimate wear products manufactured using the seamless technology in consideration for an allotment of 600,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 9.2% of the Company's issued capital and voting rights in it (7.9% fully diluted).

b)
An agreement between the Company and the Nouvelle investors, according to which the Nouvelle investors will invest an amount of $3,313,000 in consideration for an allotment of 1,577,619 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 24.1% of the Company's issued capital and voting rights in it (20.8% fully diluted).

c)
An agreement between the Company and Mivtach Shamir, according to which Mivtach Shamir will invest in the Company an amount of $1,300,000 in consideration for an allotment of 619,047 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 9.5% of the Company's issued capital and voting rights in it (8.2% fully diluted).

d)
An agreement between the Company and Rimon, according to which the Rimon Group will invest an amount of $1,200,000 in consideration for an allotment of 571,428 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 8.7% of the Company's issued capital and voting rights in it (7.5% fully diluted).

e)
A consulting agreement between Tefron USA Inc., a subsidiary of the Company (hereinafter: "the Subsidiary") and Nouvelle (or any other company on behalf of Mr. Willy Lieberman) that will grant to the subsidiary sales, marketing and management services in North America through Mr. Willy Lieberman, who today serves as the Senior Vice President in Nouvelle.

f)
An option agreement between Ben and Martin Lieberman according to which they will be allotted (or a company for them) 450,000 option warrants (225,000 option warrants each) which can be exercised to up to 450,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 6.4% of the Company's issued capital and voting rights in it on the assumption of exercising these option warrants only for the Company’s  shares (6% fully diluted). The option warrants will vest subject to the Company meeting the sales targets.

g)
An agreement to grant registration rights according to which the Company will undertake to submit to the Securities Authority of the United States (hereinafter: "the SEC") a document to register in the US the shares to be allotted to the investors in the framework of the transaction, and of the shares allotted to Ta Top Limited Partnership and to Mivtach Shamir, according to a decision of the General Meeting of shareholders of the Company on February 24, 2010, and as reported on the actual allotment on March 28, 2010.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18:  Capital (Cont.)

a.	Nouvelle Transaction (Cont.)

h.
A mutual agreement to provide and receive services was signed between the Company and Lamour Global Inc. Limited (hereinafter: "Lamour")  a private company incorporated in Hong Kong and connected to the Lieberman Family which holds Nouvelle's issued and paid-up share capital, according to which the Company and Lamour will assist one another in locating new customers and locating suppliers, including sub-contractors and supervising them, and all in consideration for a commission which will be calculated as a percentage of the relevant service components determined in the service agreement. This agreement was signed on the date of completing the transaction and its implementation is subject to the approval of the Company's lending banks.

i.
As part of the transaction, three additional directors will be appointed to the Company, when one of these directors is Mr. Guy Shamir, the son of Meir Shamir (the indirect controlling shareholder in Mivtach Shamir). Each of these directors will be entitled to direct compensation, indemnity and insurance for serving as directors in the Company. In addition, in the framework of the transaction, the Company will purchase a run-off insurance policy (a policy for a 7-year period) to cover the responsibility of directors and officers as a result of the Nouvelle transaction which constitutes as a transaction-ending event. Moreover, as part of the transaction, the responsibility of Messrs Ishay Davidi, Meir Shamir and Guy Shamir, as directors of the Company, will be covered in the framework of the Company's directors and officers' insurance policy, and in the framework of the run-off insurance policy.

On December 30, 2010, the transaction was completed and accordingly the Company allotted ordinary shares of the Company to the investors comprising 51.5% of the Company's issued and paid up share capital and voting rights in it (50.4% fully diluted) against a total amount of $5,813,000  transferred to the Company.

b.	Prospectus for issuing rights, shelf prospectus and private placement

On February 26, 2010, the Company published a rights offering prospectus to the Securities Authority in the USA and a prospectus for issuing rights to the Securities Authority and the Tel Aviv Stock Exchange. In the prospectus, the Company published an offer to the public by way of rights, of 1,578,975 ordinary shares with a par value of NIS 10 each of the Company, offered at a price of $3.8 per share. The shares were issued by way of rights to the shareholders of the Company at a ratio of 1 credit unit for every 1.406 shares.

After Norfet informed the Company that it will not be able to participate in the rights offering due to regulatory constraints, the Company chose to raise this amount through a joint process of issuing rights and making a private complementary offer to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), when Norfet undertook to invest in the Company against a private placement of shares, for an amount which will complete the total raising by the Company in the framework of the rights offering and private placement to Norfet to $4 (four) million.

In the context of the rights offering, the Company raised an amount of $2,867 thousand from its shareholders against the allotment of 754,384 ordinary shares of the Company. In the framework of the private placement the Company raised an additional amount of $1,133 thousand. In total the Company raised during March 2010 a gross amount of $4 million.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18: Capital (Cont.)

b.	Prospectus for issuing rights, shelf prospectus and private placement (Cont.)

Furthermore, on February 26, 2010, the Company published a shelf prospectus of:

(a)	Up to 3,000,000 ordinary shares of NIS 10 par value each of the Company.

(b)	Up to 10 series of convertible bonds, when each of the series of the bonds will have a total par value of up to NIS 500,000,000 and is repayable in one payment or in a number of equal installments.

(c)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company, against payment in cash of the exercise price linked to the index.

(d)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 100 par value of bonds from Series A up to Series T of the Company, against payment in cash of the exercise price linked to the index and –

(e)
Up to 10 series of commercial securities (Series 1 to 10), when each of the series of these commercial securities will have a par value of NIS 500,000,000 and are for repayable in one or more installments.

c.	Increasing the authorized capital

On December 29, 2010, a Special General Meeting of the Company's shareholders approved an increase in the authorized capital of the Company from 6,999,550 ordinary shares of NIS 10 par value each to 10,000,000 ordinary shares of NIS 10 value each.  The Company's Memorandum and Articles of Association were amended accordingly.

d.	Consolidation of the Company's shares

On January 20, 2009, a Special General Meeting of the Company approved the consolidation of Company shares, such that 10 ordinary shares of NIS 1 par value each would be converted into 1 ordinary share of NIS 10 par value each. The effective date for the purpose of this split was January 22, 2009 on the start of trading on the Tel Aviv Stock Exchange. Earnings (loss) per share were retrospectively adjusted in the Company's financial statements.  Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the consolidation of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 ordinary shares of NIS 10 par value each in values subsequent to the consolidation of the shares. The Company's Memorandum and Articles of Association were amended accordingly.

e.	Share capital composition

	December 31, 2010			December 31, 2009
	Authorized	Issued	Paid-up	Authorized	Issued	Paid-up
	Number of shares			Number of shares
Ordinary shares of NIS 10 par value each	10,000,000	6,541,736	6,441,996	6,999,550	2,220,039	2,120,299

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18: Capital (Cont.)

f.	Rights conferred by shares

Ordinary shares

1.	Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint directors in the Company.

2.	Traded on the Tel Aviv Stock Exchange.

On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days.  Shortly afterwards, Company shares started being traded on the OTC.

g.	Treasury shares

As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 99,740 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is recorded according to the "treasury shares" method in the equity.

The shares are pledged to a bank to secure a loan received.

Other capital reserves

Capital reserve for hedges

The reserve serves to record profits and losses (less the tax effect) from the effective hedging of cash flows.

In 2010 no capital reserve from net profit from hedging cash flows which was recognized during the year was recorded (2009 – profit of $115 thousand).

Capital reserve for transactions with a controlling shareholder

Assets and liabilities on which there was a transaction between the Company and a controlling shareholder in it or between companies under the same control are recognized on the date of the transaction at their fair value. The difference between the fair value and the consideration determined in the transaction is recorded to equity. A credit difference of $190 thousand was created for a debt for management fees to the controlling shareholder which was waived to the Company. A debit difference is a type of dividend and therefore reduces retained earnings. A credit difference is a type of shareholder’s investment and therefore is presented in a separated item in shareholders equity “Capital Reserve for Transactions with a Controlling Shareholder”.

h.	Capital management in the Company:

The Company's capital management objectives are:

1.	To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services adjusted to the level of risk in the Group's business activity.

The Company acts to achieve a return on capital at a level that is customary in the industry and markets in which the Company operates. This return is subject to changes depending on market factors in the Company's industry and business environment. The Company is required to have tangible equity as defined in the amendment of the agreement with the banks described in clause 13c above, a minimum of $28 million in the framework of the financial covenants included in the agreements with the banks in connection with providing loans and is not subject to any demands relating to achieving a certain yield on capital. In 2010 and 2009 the Company had a negative yield on capital.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment

a.	Expense recognized in financial statements

The expense recognized in the Company’s financial statements for services rendered by its employees and Board members is presented in the following table:

	For the year ended December 31
	2010	2009	2008
	$ thousands
Compensation relating to options granted to employees and directors	280	171	240
Compensation related to options granted to an employee in a subsidiary	-	-	247
Total expense arising from share-based payment transactions	280	171	487

Share-based payment transactions granted by the Company to its employees are described below. During 2010, 2009 and 2008, there were no modifications or cancellations in the said benefit plans to employees.

b.	Share-based payment plan to Company's employees and executives

1.	Option plan to managers and employees of the Company

In September 1997, the Company's Board of Directors adopted a share option plan in which options to acquire ordinary shares would be granted to Board members, executives, employees and consultants of the Company.  Entitlement to exercise most of the options vests after a period of three years to four years and will expire after ten years from the date of their granting or on the discontinuation of the employee’s employment. The options plan was originally set for ten years, and in March 2008 was extended for a further ten years – until March 1, 2018.

On August 17, 2010, the Company's Board of Directors, after the approval of the Audit Committee, approved granting 70,376 option warrants which can be exercised to 70,376 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties in the Company after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement to exercise the options will be over a period of 3 years, as from the date of granting, and expires 10 years from the date of the granting. The market value of the Company's shares on the granting date was $1.5. The exercise price for each of the option warrants was set at $3.8. The benefit value inherent in the granting these options, in accordance with the share price from the trading date on the stock exchange aggregates an amount of $38 thousand. Therefore, the Company recorded an expense of $9 thousand in 2010. This expense was presented in the general and administrative expenses item in the statement of income.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment

b.	Share-based payment plan to Company's employees and executives (Cont.)

1.	Option plan to managers and employees of the Company (Cont.)

a.
On November 15, 2009, the Company's Board of Directors approved the granting of 54,000 option warrants (not listed for trading), which can be exercised to 54,000 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement for exercising the options will be over a period of 3 years, as from the date of employment of each of the Offerees (excluding regarding one offeree which vesting period starts on the date of granting the option warrants). The exercise price to each of the options will be the higher of: (a) $5.06 which is the closing price of the Company's share on the date in which the Board of Directors' decision was made; (b) average closing prices of the Company's shares on the stock exchange in the 10 days of trading ending on the date of the Board of Directors' decision regarding the granting.

The market value of the Company's shares on the granting date was $5.06. The benefit value inherent in the granting of these options, in accordance with the share price on the trading date on the stock exchange aggregates an amount of $73 thousand. Therefore, the Company recorded an expense of $142 thousand and $6 thousand in 2010 and, respectively 2009. This expense was presented in the selling and marketing expenses and general and administrative expenses item in the statement of income.

b.
As a result of the rights offering mentioned in clause 18b above, the Company's Board of Directors approved crediting the holders of 130,740 option warrants allotted, or that the Company gave an undertaking to allot them in such a way that at the time of exercising the option warrants, the holders of these option warrants will be entitled to one additional exercise share for every 1.406 option warrants being exercised by them subject to paying utilization fee of $3.8.

2.	Options to the Company's CEO

On January 17, 2010, the Company's Board of Directors, further to the approval of the Company's Audit Committee, approved granting 100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each, to the Company's CEO.  The allotment of the option warrants to the CEO is done in accordance with the Company's options plan. The entitlement for exercising the options is over a period of 3 years, as from the date of the start of employment of the CEO and expires after 10 years from the date of the granting. The market value of the Company's shares on the date of granting was $4.0. The exercise price for each of the option warrants was set at $3.8. Therefore, the Company recorded an expense of $115 thousand in 2010. This expense was presented in the selling and marketing and in the general and administrative expenses items in the statement of income.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment (Cont.)

b.	Share-based payment plan to Company's employees and executives (Cont.)

3.	Options to the Chairman of the Board of Directors

On December 29, 2010, the Chairman of the Board of Directors was granted 47,605 options which can be exercised at a ratio of 1:1, at an exercise price of $2.10 per share. The entitlement to exercise them is over a period three years starting on December 2010, and expires 10 years from the date of their granting. The market value of the Company’s shares on the date of granting was $3.72. The value of the benefit inherent in granting these options, in accordance with the share price on the date of the Company's trading from the stock exchange aggregated $110 thousand. In 2010 the Company did not record an expense for this benefit.

4.	Options granted to controlling shareholders

On December 31, 2010, the Company granted to two controlling shareholders 450,000 options (225,000 option warrants each) to acquire up to 450,000 ordinary share of the Company. The entitlement to exercise them is over a three-year period as from December 2010 and will expire three years from the date of their granting. The option warrants will vest subject to the Company's meeting its sales targets and EBITDA. The Company made a calculation of the value of the options based on the sales forecasts. These option warrants were granted in the framework of the Nouvelle transaction, as detailed in Note 18a.

The fair value of the options is estimated on the date of their granting using the Black & Scholes Model in accordance with the terms and data, according to which the share options were granted. The benefit value inherent in granting these options, according to the price of the share on the date of trading on the stock exchange, aggregated $476 thousand. In 2010, the Company did not record expenses for these options in its financial statements.

5.	Stock options granted to a former employee of a subsidiary

On June 11, 2008, the Company granted to an employee of a subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the date of the grant. The options expire four years from the date of the grant. The Company recorded expenses amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses. On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were cancelled. In addition, the employee's salary conditions were updated. On July 7, 2009 this senior employee notified that he was terminating his connection with the Company.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment (Cont.)

c.	Movement during the year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

	As of December 31, 2010		As of December 31, 2009
	Number of stock options	Weighted average exercise price ($)	Number of stock options	Weighted average exercise price ($)
Outstanding at January 1	220,229	32.7	195,857	46.1
Granted during the year	827,981	3.4	54,000	5.3
Forfeited or expired during the year	(69,000)	23.4	(29,628)	57.5
Exercised during the year	-	-	-	-
Outstanding on December 31	979,210	8.3	220,229	32.7
Exercisable on December 31	276,502	21.1	131,229	44.2

d.	The weighted average remaining contractual term of the share options as of December 31, 2010 is 3.1 years (2009 – 3.4 years).

e.	The range of exercise prices of the share options as of December 31, 2010 stands at $2.1-$117.6 (2009 $5.3 – $117.6).

f.	Measurement of the fair value of options settled with capital instruments

The Company uses the Black-Scholes model to measure the fair value of options to shares settled with capital instruments. The measurement is made on the date of granting the options for shares settled with capital instruments.

The following table lists the data used for the fair value measurement of options for shares settled with capital instruments according to the Black Scholes option pricing model, for the above plan:

2010

Dividend yield for the share (%)	0.0
Expected volatility of the share prices (%)	68.0
Risk-free interest rate (%)	1.5
Average life expectancy of share options (years)	6
Weighted average share price ($)	1.75

Based on the above data, the fair value of the options granted in 2010 was calculated at $1,060 thousand on the grant dates.

The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 20: Supplementary information to statements of income items

		For the year ended December 31
		2010	2009	2008
		$ thousands
a.	Cost of sales, net (*)
	Materials (**)	45,944	64,649	93,705
	Payroll and benefits	13,177	17,615	26,193
	Sub-contracted work	7,993	10,733	18,432
	Depreciation	8,908	8,260	8,284
	Other production expenses	9,830	13,681	20,256
		85,852	114,938	166,870

	Increase in work-in-progress and finished goods inventories	865	4,401	687
		86,717	119,339	167,557
	(*) Including development costs, net (less a governmental grant of $1,145 thousand in 2010 and $167 thousand in 2009)	4,743	8,242	8,058

	(**) Including provision for inventories writ- off	3,065	2,808	4,523

b.	Selling and marketing expenses
	Salaries and benefits	5,526	5,854	5,831
	Transport, export and distribution	2,049	3,114	6,336
	Overseas office maintenance	1,732	1,911	1,095
	Other	2,543	2,963	3,697
		11,850	13,842	16,959
c.	General and administrative expenses
	Salaries and benefits	1,790	2,021	3,264
	Office maintenance	464	384	535
	Consulting	1,320	1,054	1,109
	Allowance for bad and doubtful debts	232	4	814
	Others	244	316	684
		4,050	3,779	6,406

d.	Other expenses (income)
	Loss (reversal of loss) from impairment of fixed assets, net
	(see Note 7)	6,260	(496)	2,135
	Capital loss from the sale of fixed assets	142	-	-
	Restitution of mutual fund to employers (1)	(159)	-	-
		6,233	(496)	2,135

(1)
On December 21, 2010, the Company received repayment of participation fees of a total amount of $169 thousand from the mutual fund of employers as a refund for participation fees which were paid by it to the fund. The refund was paid subject to the Company's undertaking to return these amounts, or part thereof, in certain cases whose likelihood, in the Company's opinion, is low.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 20: Supplementary information to statements of income items (Cont.)

		For the year ended December 31
		2010	2009	2008
		$ thousands
e.	Financial revenues (expenses)

	Financial revenues
	Interest revenues from bank deposits and securities available for sale	30	249	102
	Net change in fair value of financial assets available for sale	-	-	200
	Net foreign exchange gain	-	1,388	17
	Net change in fair value of cash flow hedging transferred from equity	-	110	-
		30	1,747	319
f.	Financial expenses
	Financial expenses due to short-term credit	306	62	402
	Interest expense on financial liabilities measured at amortized cost	537	816	1,126
	Net loss from change in foreign exchange rates	573	-	-
	Net change in fair value of financial assets available for sale	-	-	553
	Bank expenses, hedging-related expenses and other expenses	963	1,381	1,266
		2,379	2,259	3,347

Note 21: Net earnings (loss) per share

a.	Details of number of shares and earnings (loss) used to calculate earnings (loss) per share:

	For the year ended December 31,
	2010		2009		2008
	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company
	Thousands	$ thousands	Thousands	$ thousands	Thousands	$ thousands
Amounts of shares and losses to calculate basic loss	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

	-	-	-	-	-	-
Impact of potentially dilutive ordinary shares amounts used to calculate diluted earnings (loss) per share	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments

a.	General

Group companies are engaged in two business segments:

Seamless apparel ("Seamless")	-	Design, development, manufacturing and sale of intimate apparel, and active wear using the "seamless" method.

Knitted apparel ("Cut & Sew")	-
Design, development, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method. Design and manufacturing are mostly carried out in Israel, in Jordan and in the far east, and finished goods are mostly sold in the USA and Europe.

The Company's two business segments are carried out in a number of principal geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out; and the sale of intimate apparel, active wear and swimwear. In the subsidiaries Tefron USA and Tefron UK the marketing and selling activities are carried out.

The Company reports the information according to IFRS 8 based on information that is reviewed by the Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated and assess its performance. The Chief Operating Decision Maker is the Company's CEO. Accordingly, based on criteria set in IFRS 8, and the available financial information reviewed by the CEO, the Company determined that it operates in two reportable segments of activities.

Group financing (including financial costs and incomes) and taxes on income are managed on a group basis and are not allocated to segments.

b.	Main reporting on operating segments:

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	52,850	33,194	86,044
Segment results	(16,278)	(6,528)	(22,806)
Financial expenses, net			(2,349)
Tax benefit			2,469
Loss			(22,686)
Segment assets	66,142	16,610	82,752
Segment liabilities	39,603	7,239	46,842
Long-term asset acquisition costs	99	14	113
Depreciation and amortization	7,204	2,299	9,503

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments (Cont.):

b.	Main reporting on operating segments (Contd.):

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	62,306	53,232	115,538
Segment results	(13,197)	(7,729)	(20,926)
Other expenses			(1,285)
Financial expenses, net			(512)
Tax benefit			5,330
Loss			(17,393)
Segment assets	74,431	24,766	99,197
Segment liabilities	35,169	17,033	52,202
Long-term asset acquisition costs	457	229	686
Depreciation and amortization	6,419	2,837	9,256

	For the year ended December 31, 2008
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	86,265	87,564	173,829
Segment results	(15,804)	(3,424)	(19,228)
Financial expenses, net			(3,028)
Tax benefit			4,677
Loss			(17,579)
Segment assets	99,012	32,720	131,732
Segment liabilities	40,721	27,266	67,987
Long-term asset acquisition costs	2,497	877	3,374
Depreciation and amortization	6,833	2,092	8,925

c.	Main reporting on operating segments

1.	Sales by geographic markets (based on customer location):

	For the year ended December 31
	2010	2009	2008
	$ thousands

North America	72,754	97,975	137,992
Europe	10,443	11,259	28,038
Israel	2,413	5,335	3,851
Others	434	969	3,948
	86,044	115,538	173,829

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments (Cont.):

c.	Main reporting on operating segments (Contd.):

2.	Carrying amount of assets and long-term capital expenditures by geographical areas (based on asset location):

	Balance of non-current assets (*)		Long-term acquisition costs of assets
	as of December 31,		for the year ended December 31
	2010	2009	2010	2009	2008
	$ thousands

Israel	37,764	52,159	103	640	2,665
North America	2,607	3,126	10	43	17
Others	1,348	2,595	-	3	692
	41,719	57,880	113	686	3,374

(*)          Excluding deferred taxes, net and subordinated note receivable.

d.	Major customers

	For the year ended December 31
	2010	2009	2008
	$ thousands

Revenues from major customers	40,354	44,482	97,170

Customer A	38.7	32.7	32.7
Customer B	8.2	5.8	23.2
	46.9	38.5	55.9

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 23: Balances and transactions with interested parties and related parties

a.	Balances with interested parties and related parties

Composition:

As of December 31, 2010

	Linkage terms	Related parties	Key executives
	$ thousands

Trade payables
Other payables	Unlinked	1,819	29

As of December 31, 2009

	Linkage terms	Related parties	Key executives
	$ in thousands

Other payables	Unlinked	-	28

b.	Benefits to interested parties and related parties

	For the year ended December 31
	2009	2008	2007
	$ in thousands
Payroll and benefits for employees in the Company or on its behalf, including the CEO	568	354	461
Directors fees not employed by or on behalf of the Company	261	256	346
Management fees for those not employed by or on behalf of the Company	-	102	119

Number of beneficiaries of payroll and benefits

Related parties employed by or on behalf of the Company	1	1	2
Directors not employed by the Company	8	10	10
	9	11	12

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 23: Balances and transactions with related parties (Cont.)

c.	Transactions with related parties

For the year ended December 31, 2010

	Related parties	Party of interest	Executive officers
$ thousands
Cost of sales, net	-	-	-
General and administrative expenses	-	-	-

For the year ended December 31, 2009

	Related parties	Party of interest	Executive officers
	$ thousands

General and administrative expenses	-	102	611

For the year ended December 31, 2008

	Related parties	Party of interest	Executive officers
	$ thousands

General and administrative expenses	-	119	807

d.	Commitments

In April 2005, the Company entered into an agreement with a company which is a related party, whereby the Company pays an annual management fee amounting to $120 thousand. In January 2009, the related party informed the Company that it waives 15% of the amount of management fees due to it, for these management services, as from December 1, 2008 until December 31, 2009 – or until the Company returns to profitability, whichever earlier. The Company did not actually pay the related party since April 2008 and until December 31, 2009, aggregating an amount of $190 thousand. In addition, in the framework of the agreement between the Company and the three financing banks, the Company undertook not to distribute a dividend and not to pay management fees and/or any other payment of any sort whatsoever to the shareholders of any of them, and this as long as the loans that the financing banks will provide to the Company have not been repaid. For further details see Note 13b.

In this way actual fact the related party full waives management fees due to it, and this from the date of providing those loans by the banks in favor of the Company until full repayment of those loans.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 24: Events after the balance sheet date

a.	Discontinuation of production operations in the Cut & Sew field in Israel

On March 3, 2011, the Company decided on the discontinuation of its production operations in the field of Cut & Sew in Israel. This decision is due to a drop in the level of production in Israel of this field, until minimal production at the end of 2010. The drop in production in Israel was due to transferring production lines abroad and due to the discontinuation of the production of losing products. The Company is active in the development market and management of the Cut & Sew segment in Israel when the production is now being concentrated in countries in the Far East.

b.	Issuing options to other officers and employees

On March 28, 2011, the Company's Board of Directors approved granting of 79,000 option warrants which can be exercised to 79,000 ordinary shares of NIS 10 par value per each to other three officers and an additional eight employees of the Company, who are not interested parties in the Company and will not become interested parties after their issue. The allotment of option warrants to the offerees is done in accordance with the option plan to employees, officers and consultants of the Company. The right to exercise the options is vests over a period of three years starting March 28, 2011. The exercise price for each option will stand at: (a) $3.8, after being translated to NIS at the representative rate of exchange of the US dollar on the day prior to the issue date; (b) the price per share of the Company in the Tel Aviv Stock Exchange Ltd. on the date of the issue.

Tefron Ltd.
Appendix to Consolidated Financial Statements – List of subsidiaries

List of subsidiaries

	Shares conferring voting and dividend rights
	December 31, 2010, 2009 and 2008

Company name

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.	100%	100%
Macro Clothing Ltd.	100%	100%
Tefron USA Inc., wholly-owned by Tefron US Holdings	100%	100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.	100%	100%
El-Masira Textile Co., wholly-owned by Tefron USA Inc.	100%	100%
Tefron Holdings (98) Ltd.	100%	100%
Tefron US Holdings Corp.	100%	100%
Tefron Holding Netherlands B.V.	100%	100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd	100%	100%